Exhibit 99.1

Lima, Peru, November 03, 2016 – Credicorp (NYSE:BAP) announced its unaudited results for the third quarter of 2016. These results are consolidated and reported in Soles according to IFRS.

Third Quarter Results 2016

In 3Q16, Credicorp posted a record high in quarterly net income of S/949.8 million. This figure represented an ROAE of 20.7% and an ROAA of 2.4%. Recurring net income was S/951.9 million, after deducting a translation loss of S/2.1 million. The group’s excellent performance this quarter is even more noteworthy in a context of a slowdown in loan growth and reflects the fruits of our clear and effective focus on prioritizing risk quality in all banking segments. In accumulated terms, recurring net income posted growth of 16.1% with regards to the level of the same period in 2015, which translates into a recurring ROAE and ROAA of 19.8% and 2.2%, respectively.

The 3Q16 results show that:

• Loans, in quarter-end balances, rose +2.9% QoQ and posted +7.4% expansion YoY. Currency adjusted growth rates were +1.5% QoQ and +5.1% YoY. Although the QoQ evolution shows a slightly better dynamic, YoY growth continues to slowdown. In this context year-to-date, loans have only grown +4.4%. The business segments that were the most dynamic were: Middle Market Banking, BCP Bolivia, Mortgage, SME-Business, SME-Pyme and Mibanco.

• Despite low loan growth, interest income on loans increased +2.6% QoQ and +9.4% YoY, which offset the effect of higher interest expenses and lower gains in forwards. Consequently, net interest income (NII) increased +2.9% QoQ and +5.0% YoY. In accumulated terms, NII increased +5.8% with regard to level reported in the same period in 2015.

• The net interest margin (NIM) was 5.37%, which represented a recovery of +18 bps QoQ. This meant that the YoY decline was only -12 bps, which is lower than the 51 basis-point reduction reported last quarter. The main factors that explain the slight recovery in NIM were (i) higher growth in segments with higher margins such as SME-Pyme and Mibanco, which is in line with the seasonality of these businesses; and (ii) a better pricing strategy. The slight increase registered in NIM is positive given that some of the factors that have pressured this indicator downward are still in play, such as the increase in funding cost, mainly in Soles, and the slowdown in loan growth.

• The cost of risk fell -46 bps to situate at 1.65%, which is the lowest level reported in the last three years. The aforementioned was due to a decrease in gross provisions for loan losses (-11.6% QoQ), which in turn reflects an improvement in the portfolio’s risk quality, and, to a lesser extent, an increase in the level of recoveries and reversals (+27.4% QoQ). The YoY evolution also shows a drop of -37 bps, which is due to growth in the level of recoveries and reversals, which offset the slight increase in gross provisions (+3.9% YoY).

• The recovery posted by the margin and a lower cost of risk translated into an increase of +43 bps and +11 bps QoQ and YoY, respectively, in the NIM after provisions.

• Non-financial income contracted QoQ due to the effect of a non-recurring gain on the sale of of 50% of the investment in BCI that was made in 2Q. Recurring non-financial income grew +8.0% QoQ due to an increase in earnings generation in all categories. The YoY evolution shows an increase of +13.4%, which was mainly attributable to the gain on sales of securities and fee income, which offset the contraction in the gain on foreign exchange transactions.

• The insurance underwriting result fell -1.0% QoQ due to an increase in the acquisition cost in the life insurance line, which offset the increase in net earned premiums. YoY, the underwriting result grew +6.6% due to an increase in net earned premiums, mainly in property and casualty insurance, which outpaced the slight increase in claims and in the acquisition cost. In this context, the combined ratio fell to 88.0% while the loss ratio was stable at 56.9%.

• The efficiency ratio was situated at 43.8%, which represented a drop of -10 bps QoQ. Although our control over and governance of operating expenses continues to be highly efficacious, income generation has been lower-than-expected, thus the cost-to-income ratio increased +80 bps YoY.

Table of Contents

Credicorp (NYSE: BAP): Third Quarter Results 2016	3
Executive Summary	3
Credicorp and subsidiaries	4
1. Interest-earning assets (IEA)	6
1.1 Evolution of IEA	6
1.2 Credicorp Loans	7
1.2.1 Loan evolution by business segment	7
1.2.2 Evolution of dollarization by segment	10
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	10
1.2.4 Market share in loans	11
2. Funding Sources	12
2.1 Funding Structure	12
2.2 Deposits	13
2.2.1 Deposit dollarization	13
2.2.2 Market share in Deposits	14
2.3 Other funding sources	15
2.4 Loan / Deposit (L/D)	15
2.5 Funding Cost	16
2.6 Mutual Funds	17
3. Portfolio quality and Provisions for loan losses	18
3.1 Provisions for loan losses	18
3.2 Portfolio Quality	19
3.2.1 Delinquency ratios by business segment	21
4. Net Interest Income (NII)	26
4.1 Interest Income	26
4.2 Interest Expenses	26
4.3 Net Interest Margin (NIM)	27
5. Non-Financial Income	28
5.1. Fee Income	30
6. Insurance Underwriting Result	32
6.1 Net earned premiums	32
6.2 Net claims	33
6.3 Acquisition cost	33
7. Operating Expenses and Efficiency	34
8. Regulatory Capital	36
8.1 Regulatory Capital – BAP	36
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	37
9. Distribution channels	39
10. Economic outlook	41
11. Appendix	46
11.1 Credicorp	46
11.2 BCP Consolidated	48
11.3 Mibanco	51
11.4 BCP Bolivia	52
11.5 Credicorp Capital	53
11.6 Atlantic Security Bank	54
11.7 Grupo Pacifico	56
11.8 Prima AFP	58
11.9 Table of calculations	59

Credicorp (NYSE: BAP): Third Quarter Results 2016

Executive Summary

Credicorp Ltd.	Quarter			Change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Net interest income	1,866,893	1,904,219	1,959,424	2.9%	5.0%	5,489,455	5,810,333	5.8%
Provision for loan losses, net of recoveries	(444,425)	(483,911)	(389,086)	-19.6%	-12.5%	(1,378,324)	(1,326,234)	-3.8%
Net interest income after provisions	1,422,468	1,420,308	1,570,338	10.6%	10.4%	4,111,131	4,484,099	9.1%
Non-financial income	916,081	1,084,748	1,038,655	-4.2%	13.4%	2,863,239	3,030,781	5.9%
Insurance services underwriting result	125,245	134,766	133,465	-1.0%	6.6%	341,843	397,369	16.2%
Operating expenses	(1,337,802)	(1,410,439)	(1,426,612)	1.1%	6.6%	(3,999,850)	(4,185,510)	4.6%
Operating income	1,125,992	1,229,383	1,315,846	7.0%	16.9%	3,316,363	3,726,739	12.4%
Translation results	2,940	(20,009)	(2,583)	-87.1%	-187.9%	13,830	(59,719)	-531.8%
Income taxes	(300,989)	(311,932)	(338,018)	8.4%	12.3%	(899,809)	(974,754)	8.3%
Net income	827,943	897,442	975,245	8.7%	17.8%	2,430,384	2,692,266	10.8%
Non-controlling interest	20,798	23,250	25,451	9.5%	22.4%	69,210	72,651	5.0%
Net income attributed to Credicorp	807,145	874,192	949,794	8.6%	17.7%	2,361,174	2,619,615	10.9%
Non-recurring income (expense)(1)	61,117	105,170	(2,113)	-102.0%	-103.5%	176,011	77,543	-55.9%
Recurring net income	746,028	769,022	951,907	23.8%	27.6%	2,185,163	2,542,072	16.3%
Net income/share (S/)	10.12	10.96	11.91	8.6%	17.7%	29.60	32.84	10.9%
Total loans	87,842,690	91,655,366	94,319,220	2.9%	7.4%	87,842,690	94,319,220	7.4%
Deposits and obligations	86,426,707	89,936,981	88,709,612	-1.4%	2.6%	86,426,707	88,709,612	2.6%
Net equity	15,153,252	17,656,273	19,116,945	8.3%	26.2%	15,153,252	19,116,945	26.2%
Profitability
Net interest margin	5.49%	5.19%	5.37%	18 bps	-12 bps	8.35%	7.99%	-36 bps
Net interest margin after provisions	4.19%	3.87%	4.30%	43 bps	11 bps	6.25%	6.17%	-8 bps
Funding cost	2.0%	2.02%	2.15%	13 bps	18 bps	1.93%	2.08%	15 bps
ROAE	21.6%	20.4%	20.7%	30 bps	-90 bps	21.9%	19.8%	-210 bps
Recurring ROAE (2)	20.1%	18.0%	20.8%	280 bps	70 bps	20.2%	19.5%	-70 bps
ROAA	2.2%	2.2%	2.4%	20 bps	20 bps	2.2%	2.2%	0 bps
Recurring ROAA (3)	2.02%	1.9%	2.4%	50 bps	40 bps	2.0%	2.2%	20 bps
Loan portfolio quality
Delinquency ratio over 90 days	1.88%	2.05%	2.12%	7 bps	24 bps	1.88%	2.12%	24 bps
Internal overdue ratio (4)	2.57%	2.85%	2.79%	-6 bps	22 bps	2.57%	2.79%	22 bps
NPL ratio (5)	3.4%	3.67%	3.64%	-3 bps	24 bps	3.40%	3.64%	24 bps
Cost of risk (6)	2.0%	2.11%	1.65%	-46 bps	-37 bps	2.09%	1.87%	-22 bps
Coverage of internal overdue loans	162.8%	152.9%	155.4%	250 bps	-740 bps	162.8%	155.4%	-740 bps
Coverage of NPLs	123.2%	118.8%	118.9%	10 bps	-430 bps	123.2%	118.9%	-430 bps
Operating efficiency
Efficiency ratio (7)	43.0%	43.9%	43.8%	-10 bps	80 bps	42.9%	43.2%	30 bps
Operating expenses / Total average assets	3.7%	3.6%	3.7%	10 bps	0 bps	3.7%	3.6%	-10 bps
Insurance ratios
Combined ratio of P&C (8)(9)	92.2%	88.8%	88.0%	-80 bps	-420 bps	91.9%	89.1%	-280 bps
Loss ratio (9)	60.4%	57.6%	56.9%	-70 bps	-350 bps	58.7%	57.0%	-170 bps
Underwriting result / net earned premiums (9)	12.9%	17.0%	16.2%	-80 bps	330 bps	14.3%	16.2%	190 bps
Capital adequacy (10)
Tier 1 Capital (S/. Million) (11)	8,968	10,794	10,874	0.7%	21.3%	8,968	10,874	21.3%
Common equity tier 1 ratio (12)	9.00%	10.20%	10.64%	40 bps	160 bps	9.0%	10.6%	160 bps
BIS ratio (13)	13.89%	15.76%	15.56%	-20 bps	170 bps	13.9%	15.6%	170 bps
Employees	33,423	33,481	33,115	-1.1%	-0.9%	33,423	33,115	-0.9%

(1) Includes non-recurring income / (expense) and translation results (net of taxes).

(2) Recurring ROAE: recurring net income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(3) Recurring ROAA: recurring net income is used for calculations.

(4) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(5) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(6) Cost of risk: Annualized provision for loan losses / Total loans.

(7) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Fain on Foreign Exchange Transactions + Net Gain From Subsidiaries + Net Premiums Earned]

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) All Capital ratios are for BCP Stand-slone and based on Peru GAAP

(11) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(12) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(13) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

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Credicorp and subsidiaries

Earnings contribution	Quarter			% change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Banco de Crédito BCP (1)	633,633	573,683	740,240	29.0%	16.8%	1,774,665	1,967,746	10.9%
Mibanco (2)	70,938	66,234	83,539	26.1%	17.8%	158,514	221,206	39.5%
BCB	16,333	20,740	20,599	-0.7%	26.1%	42,421	62,169	46.6%
Grupo Pacífico (3)	48,498	83,305	87,196	4.7%	79.8%	282,599	237,925	-15.8%
Prima AFP	40,074	39,846	41,840	5.0%	4.4%	123,699	121,455	-1.8%
Credicorp Capital	10,759	26,367	19,179	-27.3%	78.3%	44,853	62,354	39.0%
Atlantic Security Bank	67,792	47,999	57,220	19.2%	-15.6%	117,971	100,764	-14.6%
Others (4)	(9,943)	82,253	(16,479)	-120.0%	N/A	(25,033)	67,204	368.5%
Net income Credicorp	807,146	874,192	949,794	8.6%	17.7%	2,361,175	2,619,615	10.9%
Recurring net income Credicorp (5)	746,173	769,013	951,907	23.8%	27.6%	2,192,209	2,544,185	16.1%

Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

(5) Excludes non-recurring income / (expense) and translation results (net of taxes).

ROAEs *

ROAE	Quarter			YTD
	3Q15	2Q16	3Q16	Sep 15	Sep 16
Banco de Crédito BCP(1)	23.3%	19.4%	23.7%	22.4%	21.3%
Mibanco (2)	22.7%	19.8%	23.5%	17.4%	21.0%
BCB	12.5%	14.5%	13.8%	11.0%	13.8%
Grupo Pacífico (3)	11.7%	16.0%	15.0%	22.8%	15.1%
Prima	30.8%	32.6%	30.7%	29.2%	27.9%
Credicorp Capital	7.1%	17.1%	10.8%	9.6%	12.5%
Atlantic Security Bank	42.8%	25.8%	27.9%	24.6%	17.0%
Credicorp	21.6%	20.4%	20.7%	21.9%	19.8%
Recurring ROAE Credicorp (4)	20.2%	18.0%	20.8%	20.2%	19.5%

* These figures differ from those previously reported; these ratios have been calculated using the total contribution of each subsidiary to Credicorp.

(1) Figures do not include the gain on sale of BCI shares reported in 1Q15. The Recurring ROAE is 23.3% in 3Q15, 19.7% in 2Q16 and 23.7% in 3Q16.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 20.4% in 3Q15, 17.9% in 2Q16 and 21.4% in 3Q16.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 19.1% in 2Q16 and 3Q16.

(4) Recurring ROAE = (Net income attributable to Credicorp - Non-recurring income/expenses after taxes)*4 / Average (Net equity - Non-recurring income/expenses after taxes).

Non recurring income and / or expense - Credicorp

			Quarter			YTD
			3Q15	2Q16	3Q16	Sep 15	Sep 16
Net income Credicorp			807,145	874,192	949,794	2,361,175	2,619,615
Non-recurring
Subsidiaries	Explanation	Affected line in the P&L	-			-	-
Atlantic Security	- Sale of a fund position	Non-financial income	58,963	-	-	58,963	-
		Non-financial income
Others	- BCI	- Net gain on sales of securities	-	120,199	-	-	120,199
Translation result			2,009	-15,020	-2,113	3,004	-44,769
Total non-recurring income / expense*			60,972	105,179	-2,113	168,966	75,430
Recurring net income Credicorp			746,173	769,013	951,907	2,192,209	2,544,185

* Figures net of taxes

4

BCP Consolidated reported a contribution to Credicorp of S/ 740 million. This represented an increase of 29% QoQ and 16.8 % YoY. This quarter’s evolution was primarily due to a QoQ significant decrease in net provisions for loan losses and in operating expenses, as well as MiBanco’s higher contribution to BCP earnings, which offset the slight decrease in NII and in non-financial income. In this context, BCP Consolidated’s ROAE for 3Q16 was 23.7%. This figure was higher than 19.4% and 22.5% posted in 2Q16 and 1Q16, respectively.

Mibanco reported a net contribution to Credicorp of S/.83.5 million and an ROAE of 23.5% at the end of 3Q16. These results indicate a QoQ increase in this entity’s contribution that was primarily attributable to higher net interest income. The evolution of NII (+4.6% QoQ) was mainly the result of loan expansion in the micro and small business segments and to the fact that these loans performed better. The internal overdue ratio and the NPL ratio improved QoQ by 20bps and 10bps respectively, which led to a drop in provisions. The operating expenses were lower this quarter (-1.6% QoQ) due to a decrease in employee salaries and benefits expense after the headcount fell. The efficiency ratio at Mibanco improved to situate at 56% at the end of 3Q16 (-320 bps QoQ).

BCP Bolivia reported a contribution of S/20.6 million in 3Q16, which represented a decrease of -0.7% QoQ. This translated into an ROAE of 13.8% in 3Q16 (vs 14.5% in 2Q16). The contribution was lower this quarter due to: (i) an 11.4% increase in operating expenses, which was associated primarily with higher employees salaries and benefits expenses and to set aside provisions for future losses due to operating risk; (ii) a decrease in non-financial income due to a lower gain on foreign exchange transactions; and (iii) an increase in the income tax provision; the aforementioned was offset by: (iii) a +5.4% increase in net interest income due to loan growth; and (iv) a -60.9% drop in provisions for total loans due to an improvement in the portfolio’s risk quality.

In 3Q16, Grupo Pacifico reported a contribution of S/87.2 million, which represented an increase of 4.7% QoQ. This growth was due primarily to higher net financial income; an increase in net translation gain; and higher income from the agreement with Banmedica. Nevertheless, this effect was mainly offset by higher general expenses; higher expenses for income taxes; and a lower underwriting result. The drop in the underwriting result was due to higher expenses for fees; an increase in net claims; and growth in underwriting expenses, which was partially offset by higher net earned premiums.

In 3Q16, Prima AFP’s contribution to Credicorp was S/. 41.8 million, which represented an increase of +5.0% QoQ and +4.4% YoY that translated into an ROAE of 30.7% for the quarter. Operating income posted growth +3.7% QoQ due to lower expenses. The operating efficiency ratio for 3Q16 was 42.2%, which fell below the figure posted in 2Q16 (44.1%). This improvement was due to lower general and marketing expenses this quarter. Prima AFP’s funds under management totaled S/ 43,592 million, which represented a 31.8% share of total funds in the system.

Credicorp Capital reported a contribution to Credicorp of S/. 19.2 million in the third quarter of the year (+78.3% YoY). Non-financial income totaled S/. 143 million (+12.7% QoQ), with noteworthy growth in the net gain on foreign exchange transactions (+103% QoQ) and in the net gain on sales of securities (+72% QoQ). The good evolution of income was due primarily to the boost provided by the Capital Markets business, which posted excellent results for fixed income and currency trading transactions and for sales of equity and fixed income instruments. Corporate Finance obtained important mandates for financing and capital market transactions as well as for private investment funds, structured products and mutual funds in the Asset Management business.

ASB reported a contribution to Credicorp of S/. 57.2 million in 3Q16. This result tops that reported in 2Q16, S/48MM. ROAE was situated at 27.9%, which topped 2Q16’s figure (25.8%). The efficiency ratio was situated at 15.6%, better than the 17.6% posted on 2Q16.

5

1.	Interest-earning assets (IEA)

The QoQ and YoY evolution reveal that IEAs mix has reconfigured to favor more profitable assets, in particular loans, which are the most profitable IEA. Investments available for sale and trading securities also expanded QoQ. Loan expansion was due primarily to growth in Middle-Market Banking, BCP Bolivia, and within Retail Banking, to an increase in the SME-Business and Mortgage segments.

Interest earning assets	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
BCRP and other banks	27,845,765	27,776,938	23,394,407	-15.8%	-16.0%
Interbank funds	109,592	54,950	207,518	277.6%	89.4%
Trading securities	2,608,267	3,383,545	4,609,582	36.2%	76.7%
Investments available for sale	19,152,134	18,188,377	19,949,532	9.7%	4.2%
Investment held to maturity	3,161,475	4,288,379	4,243,603	-1.0%	34.2%
Total loans	87,842,690	91,655,366	94,319,220	2.9%	7.4%
Total interest earning assets	140,719,923	145,347,555	146,723,862	0.9%	4.3%

1.1	Evolution of IEA

Total loans, which are the most profitable asset, increased their share of IEA (64.3% in 3Q16 vs. 63.1% in 2Q16). This improved the return on these assets, as we will explain later in the report.

Although loans reported a nominal QoQ increase of +2.9%, currency adjusted growth rate was situated at only +1.5% in a context in which the US Dollar appreciated +3.37% QoQ, and the level of dollarization reached 39.8%. The YoY analysis continues to reflect the slowdown in loan growth, which was situated at +7.4%. This figure fell below the +16.8% reported in 1Q, and the +9.8% in 2Q.

In a context of low loan growth it is important to note that:

(i)	Middle-Market banking was more dynamic this quarter, posting loan growth of +3.8% after having contracted two consecutive quarters (-2.2% in 1Q and -3.3% in 2Q).

(ii)	Expansion of +1.8% QoQ in the Mortgage segment, which registered virtually no growth the previous quarter.

The aforementioned helped offset the contraction in loans in Corporate Banking, the segment that has led loan expansion at Credicorp for the past 3 years.

Investments increased their share of total IEAs, going from 17.8% in 2Q16 to 19.6% in 3Q16. This was due primarily to the situation at BCP, which posted growth in (i) investments available for sale (+9.7% QoQ), which was due mainly to an increase in the balance for BCRP Certificates of Deposit (CD) and in foreign government bonds; and (ii) trading securities (+36.2% QoQ), which was primarily associated with an increase in the volume of BCRP CDs. The aforementioned offset the decrease in investments held to maturity after Peruvian governments bonds at BCP matured.

BCRP and other banks registered a decrease in its share of total IEAs, which fell from 19.1% in 2Q16 to 15.9% in 3Q16 after this account posted a drop (primarily registered at BCP). The aforementioned was due mainly to the fact that reserve requirements, which are set by BCRP, decreased in light of (i) the drop in total obligations subject to reserve requirements (TOSE), and (ii) a decrease in the average reserve rate, which went from 30.3584% in June 2016 to 26.0068% in September 2016.

6

In the YoY analysis, +4.3% growth in IEAs was due mainly to:

(i)	Growth of +7.4% in loans, which was led by Corporate Banking and BCP Bolivia and by Mortgage and SME-Business loans in Retail Banking. In 3Q16, currency adjusted growth rate was situated at +5.1%, which was in line with the +5.5% appreciation in the Sol;

(ii)	A high level of trading securities that was associated with (i) BCP, in line with higher balances of BCRP CDs and foreign government bonds with investment grades; and (ii) Credicorp Capital, given higher investments in debt instruments.

(iii)	A higher level of investments held to maturity at BCP, which was mainly attributable to higher balances of restricted bonds.

The aforementioned offset the -16.0% drop in BCRP and in other banks due to a decrease in reserve requirements, as explained above.

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% change		% Part. in total loans
	3Q15	2Q16	3Q16	QoQ	YoY	3Q15	3Q16
BCP Stand-alone	72,393	76,854	77,295	0.6%	6.8%	83.4%	82.5%
Wholesale Banking	39,015	41,494	41,178	-0.8%	5.5%	44.9%	44.0%
Corporate (1)	25,477	28,217	27,392	-2.9%	7.5%	29.3%	29.2%
Middle - Market	13,538	13,277	13,786	3.8%	1.8%	15.6%	14.7%
Retail Banking	32,811	34,700	35,413	2.1%	7.9%	37.8%	37.8%
SME - Business	3,718	4,230	4,460	5.4%	20.0%	4.3%	4.8%
SME - Pyme	7,102	7,422	7,598	2.4%	7.0%	8.2%	8.1%
Mortgage	11,819	12,383	12,609	1.8%	6.7%	13.6%	13.5%
Consumer	6,247	6,396	6,446	0.8%	3.2%	7.2%	6.9%
Credit Card	3,925	4,269	4,299	0.7%	9.5%	4.5%	4.6%
Others (2)	567	661	704	6.5%	24.1%	0.7%	0.8%
Mibanco (3)	7,463	8,002	8,158	1.9%	9.3%	8.6%	8.7%
Bolivia	4,078	4,864	5,159	6.1%	26.5%	4.7%	5.5%
ASB	2,873	3,007	3,081	2.5%	7.2%	3.3%	3.3%
BAP's total loans (1)	86,808	92,727	93,693	1.0%	7.9%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1)	Figures differ from previously reported, as a result of eliminations for consolidation.
(2)	Includes Work out unit, and other banking.
(3)	Includes Edyficar and Mibanco.

Highest growth in volumes

Largest contraction in volumes

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Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)					% part. by
	(Expressed in million Soles)					(Expressed in million USD)					currency 3Q16
	3Q15	2Q16	3Q16	QoQ	YoY	3Q15	2Q16	3Q16	QoQ	YoY	LC	FC
BCP Stand-alone	43,281	49,461	48,768	-1.4%	12.7%	9,053	8,272	8,433	1.9%	-6.8%	63.1%	36.9%
Wholesale Banking	18,138	21,819	20,606	-5.6%	13.6%	6,492	5,941	6,082	2.4%	-6.3%	50.0%	50.0%
Corporate (1)	11,884	14,735	13,669	-7.2%	15.0%	4,227	4,071	4,057	-0.3%	-4.0%	49.9%	50.1%
Middle-Market	6,254	7,084	6,937	-2.1%	10.9%	2,265	1,870	2,025	8.3%	-10.6%	50.3%	49.7%
Retail Banking	24,986	27,419	27,879	1.7%	11.6%	2,434	2,199	2,227	1.3%	-8.5%	78.7%	21.3%
SME - Business	1,559	2,027	2,121	4.7%	36.0%	671	665	692	3.9%	3.0%	47.6%	52.4%
SME - Pyme	6,541	6,991	7,184	2.8%	9.8%	174	130	122	-6.2%	-29.9%	94.6%	5.4%
Mortgage	8,245	9,101	9,266	1.8%	12.4%	1,112	991	989	-0.3%	-11.1%	73.5%	26.5%
Consumer	5,132	5,479	5,493	0.2%	7.0%	347	277	282	1.8%	-18.7%	85.2%	14.8%
Credit Card	3,508	3,821	3,815	-0.2%	8.8%	130	135	143	5.9%	10.3%	88.7%	11.3%
Others (1)	158	223	284	27.3%	79.9%	127	132	124	-6.1%	-2.4%	40.3%	59.7%
Mibanco (2)	6,861	7,473	7,638	2.2%	11.3%	187	160	154	-4.0%	-17.9%	93.6%	6.4%
Bolivia	-	-	-	-	-	1,268	1,469	1,525	3.9%	20.3%	-	100.0%
ASB	-	-	-	-	-	894	908	911	0.3%	1.9%	-	100.0%
Total loans (1)	50,142	56,934	56,406	-0.9%	12.5%	11,402	10,809	11,023	2.0%	-3.3%	60.2%	39.8%

(1)	Figures differ from previously reported, as a result of eliminations for consolidation.
(2)	Includes Work out unit, and other banking.
(3)	Includes Edyficar and Mibanco.

Highest growth in volumes

Largest contraction in volumes

Loans measured in average daily balances can reflect a trend or variation to a greater degree than quarter-end balances given that the latter often include payments in full or loans placed at the end of the quarter, which affect average daily loan balances to a lesser extent.

QoQ growth in loans measured in average daily balances was due mainly to loan expansion in Middle-Market Banking, BCP Bolivia, Mibanco, and in SME-Business and Mortgage, which offset the decrease posted by Corporate Banking.

Wholesale Banking at BCP Standalone posted a contraction QoQ due to a decrease in average daily balances in Corporate Banking, which was partially offset by growth in Middle-Market Banking:

(i)	The QoQ contraction in loans in Corporate Banking was reported mainly by the LC portfolio and was attributable to a decrease in financing for working capital and long term loans due to aggressive competition in pricing for this segment.

(ii)	QoQ growth in loans for Middle-Market Banking, which was wholly associated with the FC portfolio and in line with an increase in working capital and foreign trade loans. The aforementioned was accentuated by the depreciation of +3.4% QoQ of the Sol against the US Dollar. Growth in the FC portfolio offset the drop originated by the LC portfolio.

In terms of the Retail Banking portfolio at BCP Stand-alone, it is important to consider the seasonality in some business segments that leads to more dynamic activity in loan placement in the second half of every year. The +2.1% expansion in Retail Banking loans was mainly due to growth in LC loans, primarily in the SME-Pyme and Mortgage segments and to a much lesser degree in the SME-Business and Consumer segments.

Variations by business segment within Retail Banking were due to:

(i)	The SME-Pyme segment, which posted an increase of +2.4% QoQ. The aforementioned was due to an increase in loans issued in LC, which was in line with seasonality due to campaigns in the second half of the year. The aforementioned offset the contraction in FC loans.

In the YoY analysis, loans grew +7.0%, which was in line with the country’s economic growth.

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(ii)	Loans in the Mortgage Segment increased due to expansion in the LC portfolio, which was mainly associated with growth in the BCP Traditional Mortgage product. The FC portfolio contracted -0.3% QoQ due to quarterly amortizations and to the portfolio’s de-dollarization strategy.

It is important to note that the FC stock reported a loan to value (LTV) of 53%, which is below the LTV registered for the total portfolio, which was situated at 58%. Additionally, disbursements for mortgage loans continue to be made primarily in LC (reflecting 100% of total loans posted for most months).

(iii)	The SME-Business segment reported growth of +5.4% QoQ in loans due to an increase in loans in both LC and FC.

(iv)	The Consumer segment reported slight growth QoQ due to an increase in LC and FC loans, which was in line with growth in mortgage back consumer loans and car loans.

(v)	The Credit Card segment posted slight growth of +0.7% QoQ. Slower growth in Credit Cards reflects the adjustment implemented in the risk policy after the higher-than-expected delinquency registered since 4Q15.

BCP Bolivia reported an increase in loan dynamism, posting loan growth, measured in average daily balances, of +6.1% QoQ vs +2.0% in 2Q16. This evolution was due to an increase in loans in the Wholesale Banking segment, which was attributable to expansion in Corporate Banking and Middle-Market Banking. Consequently, Wholesale Banking loans went from representing 41.3% of the total portfolio at the end of 2Q16 to accounting for 42.2% at the end of 3Q16. The Retail Banking segment increased QoQ due to an expansion in mortgage loans after the government set lower interest rates for financing for the regulated portfolio (productive sector and low-income housing), which are required to represent 60% of total loans by the end of 2018.

Mibanco’s average daily loan balances increased +1.9% QoQ. This reflects on-going recovery at Mibanco after the acquisition and portfolio clean-up processes. It is important to note that 2H tends to be the most dynamic, particularly with regard to clients in the micro and small business segments. Nevertheless, Mibanco’s focus is still on prioritizing portfolio quality rather than speeding-up loan growth due to the current macroeconomic context. As such, the speed of origination is still below this segment’s potential.

ASB reported growth of +2.5% QoQ in average daily balances and +6.1% in quarter-end balances. It is important to note that ASB maintains a good risk profile, which is reflected in the quality of its portfolio and the fact that its loans are 100% guaranteed.

Finally, the YoY analysis reveals growth of +7.9% in loans that was led first by Retail Banking and followed by Wholesale Banking, BCP Bolivia and Mibanco.

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1.2.2	Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment (1) (2)

(1) Average daily balances.

(2) The participation of Credicorp’s portfolio is calculated including BCP Bolivia and ASB, but the chart shows only BCP Stand-alone and Mibanco’s loan books.

An analysis of the YoY evolution of dollarization shows that Credicorp’s FC portfolio represents 39.8% of total portfolio vs. 42.2% in 3Q15. BCP Standalone continues to dedollarize but at a lower rate than that seen throughout 2015. In this context, BCP Standalone reported a loan dollarization level of 36.9% in 3Q16 vs. 40.2% in 3Q15.

1.2.3	BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan De-dollarization Program. Among other measures taken, goals were set for progressive de-dollarization by the end of June 2015, December 2015 and December 2016 for the total portfolio in FC with certain exceptions and for the joint mortgage-car loan portfolio. The balance required at the end of December 2016 was adjusted in the following way:

(i)	In terms of the total FC portfolio, the dollarized balance at the end of December 2016 must represent no more than 80% of the total loan balance at the end of September 2013 (excluding certain loans); and

(ii)	With regard to the FC mortgage-car portfolio, the dollarization level at the end of 2016 must not represent more than 70% of the same balance at the end of February 2013.

The bases for both goals refer to quarter-end balances in local accounting but the level of compliance is measured by using average daily balances from the month that the report was produced.

1 This total portfolio excludes loans for foreign trade and loans issued for a tenure greater than 3 years and which exceed US$ 10 million that were issued as of January 1, 2015.

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The following figures show the percentage of compliance at the end of September 2016:

Reduction target for total loans in FC - at the end of September 2016 -	Reduction target for “Mortgage & Car” loans in FC - at the end of September 2016 -

As is evident in the figures, BCP Stand-alone has achieved a comfortable compliance level for both of the loan portfolios that are subject to the de-dollarization program.

1.2.4	Market share in loans

Market share in Peru (1)

(1) At the end of August 2016.

(2) Mortgage segment includes Mibanco's market share of 1% as of September 2015, June and August 2016.

(3) Consumer segment includes Mibanco's market share of 2.1% as of September 2015, and 2.2% as of June and August 2016.

At the end of August 2016, BCP Stand-alone continued as the leader with a market share of 29.8%, which was significantly higher than the level posted by its closest competitor.

Corporate Banking also continued as the leader despite posting a reduction QoQ, going from 44.5% in June 2016 to 43.0% in August 2016. This was in line with a contraction in its portfolio measured in average daily balances. Middle-Market Banking increased its market share QoQ, going from 33.6% in March 2016 to 34.5% in August 2016. This growth was due mainly to loan growth of +3.8% QoQ measured in average daily balances.

In terms of Retail Banking, BCP reported a relatively stable market share and continued to lead the market in the vast majority of its segments with the exception of SME-Business, where it ranked second.

Mibanco’s share (including Edyficar) held steady at 3.1% for both June 2016 and August 2016. An analysis of the SME-Pyme segment in Peru reveals that Mibanco increased its share to 22.5% at the end of August 2016 compared to 21.1% in September 2015 and 22.3% in June 2016.

Finally, BCP Bolivia posted stable figures for market share QoQ and YoY (9.1% at the end of August 2016) and continued to be ranked fourth in the Bolivian Financial System.

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2.	Funding Sources

Total funding at Credicorp increased slightly QoQ. This was mainly due to growth in core deposits (Savings and non-interest bearing demand deposits) and, to a lesser extent, to Due to Banks and Correspondents. The aforementioned offset the drop in interest bearing demand deposits and BCRP instruments. Credicorp’s funding cost increased +13 bps QoQ, which was primarily attributable to an increase in volumes in local currency, whose rates are higher in comparison with rates in foreign currency.

Funding	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Non-interest bearing demand deposits	23,240,530	23,194,081	23,684,449	2.1%	1.9%
Interest bearing Demand deposits	5,885,143	8,443,396	5,530,717	-34.5%	-6.0%
Saving deposits	22,794,914	25,205,462	26,015,226	3.2%	14.1%
Time deposits	27,688,032	25,764,437	26,515,785	2.9%	-4.2%
CTS deposits(1)	6,535,695	6,997,706	6,611,956	-5.5%	1.2%
Interest payable	282,393	331,899	351,479	5.9%	24.5%
Total deposits	86,426,707	89,936,981	88,709,612	-1.4%	2.6%

Due to banks and correspondents	9,737,111	8,931,350	9,790,822	9.6%	0.6%
BCRP instruments	11,863,340	11,305,771	10,798,751	-4.5%	-9.0%
Bonds and subordinated debt	16,016,573	15,255,588	15,571,172	2.1%	-2.8%
Other liabilities(2)	13,010,791	12,519,684	14,181,411	13.3%	9.0%

Total funding	137,054,522	137,949,374	139,051,768	0.8%	1.5%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The figure for Evolution of Credicorp’s funding structure and cost was calculated with quarter-end balances.

The share of Total deposits fell -150 bps QoQ and grew +60 bps YoY (62.9% in 3Q15, 65.0% in 2Q16 and 63.5% in 3Q16) and continued to represent Credicorp’s main source of funding. The deposit structure shows that the shares of Savings and Time Deposits have increased, which was attributable to large-scale campaigns at BCP Stand-alone and Mibanco respectively.

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Bonds and sovereign debt posted a slight increase in share, which was mainly due to a +3.37% QoQ appreciation of the US Dollar against the Sol and to a lesser extent, to a new issuance in LC at BCP Standalone in the month of September.

BCRP instruments fell QoQ due to an increase in maturities at BCP Standalone and to a lesser extent at Mibanco. This quarter, BCRP do not conducted new auctions.

Due to Banks and Correspondents registered a QoQ increase that was attributable to a higher level of repurchase agreements, particularly in FC, at the BCP Stand-alone subsidiary.

2.1	Deposits

Deposits	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Non-interest bearing demand deposits	23,240,530	23,194,081	23,684,449	2.1%	1.9%
Interest bearing Demand deposits	5,885,143	8,443,396	5,530,717	-34.5%	-6.0%
Saving deposits	22,794,914	25,205,462	26,015,226	3.2%	14.1%
Time deposits	27,688,032	25,764,437	26,515,785	2.9%	-4.2%
CTS deposits (1)	6,535,695	6,997,706	6,611,956	-5.5%	1.2%
Interest payable	282,393	331,899	351,479	5.9%	24.5%
Total deposits	86,426,707	89,936,981	88,709,612	-1.4%	2.6%

(1) Severance indemnity deposits.

Total deposits fell QoQ in line with a significant drop in interest bearing demand deposits at BCP Standalone and, to a lesser extent, to a seasonal decline in CTS deposits this quarter.

The contraction in interest-bearing demand deposits at BCP Standalone was associated with current accounts held by institutional clients that were originated in 1Q16.

CTS Deposits reported a drop of -5.5% QoQ due to seasonal growth in 2Q16. CTS payments are made in May, which leads to a subsequent contraction every 3Q as a result of the withdrawal of the surplus.

The aforementioned was partially offset by the QoQ increase in (i) Savings deposits, which increased +3.2% QoQ in LC, in line with large-scale campaigns at BCP Standalone to promote savings accounts. Mibanco also reported a higher level of savings deposits; (ii) Time Deposits, due to higher deposits by institutional clients at Mibanco and BCP Bolivia; and iii) Non-interest bearing Deposits (+2.1% QoQ).

In YoY terms, the +2.6% increase in total deposits was primarily due to growth at BCP Bolivia and Mibanco, where time deposits, followed by savings Deposits, led expansion.

2.2.1	Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

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The level of deposit dollarization at Credicorp fell and was situated at 56.3%. This was due primarily to a drop in FC deposits at BCP Stand-alone. The aforementioned was partially offset by an increase in FC deposits at BCP Bolivia and ASB.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of the four types of Deposits at BCP Stand-alone in terms of average daily balances shows a decrease in the dollarization level of (i) Time Deposits due to a specific withdrawal in Middle-Market Banking, which reflected the aggressive competition in the Peruvian financial system; and (ii) demand deposits, in line with a decrease in the volume of interest bearing deposits in FC by institutional clients.

Savings deposits posted no change in their level in the currency mix, which was in line with a decrease in this type of deposit in FC at BCP Standalone and with an increase in LC deposits at BCP Standalone and Mibanco.

2.2.2	Market share in Deposits

Market share in Peru

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of September 2015, June 2016 and August 2016.

(2) Savings deposits includes Mibanco's market share of 1.3% at the end of September 2015 and 1.2% at the end of June 2016 and August 2016.

(3) Time deposits includes Mibanco's market share of 4.9% at the end of September 2015, 5.5% at the end of June 2016 and 6.0% at the end of August 2016.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of September 2015, June 2016 and August 2016.

At the end of August 2016, Credicorp’s banking subsidiaries in Peru, BCP and Mibanco, continued to lead the market for different types of deposits with a share of 31.9%, which fell slightly below the 32.9% posted at the end of September 2015. It is important to note that the result posted in August 2016 was situated approximately 12 percentage points above the level reported by its closest competitor.

The YoY analysis reveals a slight contraction in all deposit types due to aggressive competition in the past few months. Nevertheless, it is important to note the YoY increase in Mibanco’s market share of term deposits, which rose from 4.9% at the end of September 2015 to 6.0% at the end of September 2016.

BCP Bolivia continued to rank fifth in the Bolivian financial system with a market share of 9.2% at the end of September 2016 (compared to 8.9% at the end of June 2016). This increase was due to growth in time deposits.

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2.3	Other funding sources

Other funding sources	Quarter			% Change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Due to banks and correspondents	9,737,111	8,931,350	9,790,822	9.6%	0.6%
BCRP instruments	11,863,340	11,305,771	10,798,751	-4.5%	-9.0%
Bonds and subordinated debt	16,016,573	15,255,588	15,571,172	2.1%	-2.8%
Other liabilities(1)	13,010,791	12,519,684	14,181,411	13.3%	9.0%
Total Other funding sources	50,627,815	48,012,393	50,342,156	4.9%	-0.6%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other Funding Sources increased 4.9% QoQ. This was mainly due to growth in Other Liabilities, which was in turn attributable to a transaction that took place in the last week of 3Q16 and was liquidated at the beginning of 4Q16. This transaction consisted of an exchange of sovereign bonds of the Peruvian government to obtain sovereign bonds with longer tenures.

The increase posted in Due to Banks and Correspondents was a result of a higher level of repurchase agreements between BCP Stand-alone and other banks.

The level of Bonds and Subordinated Debt increased QoQ. This was mainly attributable to BCP Stand-alone due to i) +3.37% QoQ appreciation of the US Dollar versus the Sol and to a lesser extent to ii) a new issuance in LC through BCP Standalone in the month of September.

BCRP instruments posted a drop QoQ due to maturities related to last year’s operations.

The YoY analysis reflects a slight decrease in the total of other funding sources due to a reduction in instruments with the Central Bank and in Bonds and subordinated debt. This was offset by an increase in other liabilities and, to a lesser extent, by expansion in Due to Banks and Correspondents. The significant increase in other liabilities reflects the exchange of sovereign bonds conducted by the Peruvian government.

2.4	Loan / Deposit (L/D)

Loan/Deposit Ratio per Subsidiary

The L/D ratio rose QoQ to 106.3% due to an increase in this ratio at the main banking business subsidiary, BCP Standalone, and to a lesser extent at ASB. The aforementioned was due to the -1.4% QoQ drop in total deposits in a scenario in which loans registered a more dynamic growth this quarter than last quarter (+2.9% QoQ).

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In the YoY analysis, the L/D ratio increased +470 bps. This was mainly attributable to BCP Standalone.

Loan / Deposit ratio by currency

Local currency	Foreign currency

The analysis of the L/D ratio by currency shows a drop in the L/D ratio in LC at Credicorp. This was mainly associated with a drop in BCP Standalone’s ratio, which was attributable to an increase in LC deposits.

2.5	Funding Cost

Credicorp’s funding cost increased +13 bps QoQ given the growth in interest expenses (+5.0% QoQ), which was accentuated by the drop in average total liabilities (-1.3% QoQ). The increase in interest expenses was mainly attributable to higher interest expenses on Bonds and Subordinated Notes, which was in turn due to an increase in the Libor (3-month and 6-month), and to growth in time deposits, which is have a high cost.

The following table shows the funding cost by subsidiary:

Funding cost by banking subsidiary

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp(1)
3Q15	1.91%	4.28%	2.03%	2.38%	2.11%	1.97%
2Q16	1.99%	4.93%	1.96%	2.19%	2.21%	2.02%
3Q16	2.07%	5.06%	1.99%	2.23%	2.30%	2.15%

(1)	Includes banking business results, other subsidiaries and consolidation adjustments.

The funding cost at Credicorp increased +13 bps QoQ, which reflects the same trend of the 4 banking subsidiaries.

The funding cost at BCP Stand-alone increased +8 bps QoQ due to growth in interest expenses on Bonds and Subordinated Notes and, to a lesser extent, to an increase in the volume of savings deposits. The aforementioned was accentuated by a contraction in the average of total liabilities (-2.3% QoQ) due to a drop in the total deposit volume.

Mibanco’s funding cost has been under more pressure since 4Q15. In 3Q16, this cost posted growth of +13 bps QoQ. This expansion was primarily attributable to higher interest expenses for time deposits, which was in line with the large-scale campaigns conducted in 2Q16 and 3Q16.

The funding cost at BCP Bolivia increased +3 bps QoQ due to growth in interest expenses for time deposits.

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ASB posted growth in its funding cost due to a QoQ drop in average liabilities. This was due to the fact that in 1Q16, the level of total liabilities was higher than in 2Q16 and in 3Q16. It is also important to note that interest expenses at ASB fell QoQ due to a drop in due to banks in the last two quarters of 2016.

The following graphs show the funding cost of our Banking business2 by funding source:

June 2016	September 2016

(1)	Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.
(2)	It mainly includes outstanding acceptances and other payable accounts

2.6	Mutual Funds

Mutual funds	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Mutual funds in Peru	8,728,789	9,374,929	10,581,802	12.9%	21.2%

Mutual funds in Bolivia	437,792	520,584	543,444	4.4%	24.1%

Total mutual funds	9,166,581	9,895,513	11,125,246	12.4%	21.4%

Mutual funds at Credicorp Capital Fondos Peru reported a significant increase QoQ and YoY. QoQ growth was due primarily to an increase in funds from corporate clients. This allowed the organization to post a market share of 42.7% at the end of September 2016 (vs. 42.3% at the end of June 2016) and maintain leadership in the Peruvian market.

In the YoY analysis, Credicorp Capital Fondos Peru reported growth of +21.2% in assets under management. If we exclude the effect of the appreciation of the US Dollar against the Sol, we find that YoY growth was situated at +14.9%.

The portfolio managed by Credifondo Bolivia increased QoQ. This was mainly due to the effect of the appreciation of the Bolivian against the Sol (3.37% QoQ) and, to a lesser extent, to an increase of the number of clients and growth in investment volumes.

Credifondo Bolivia posted a market share of 12.1% at the end of September 2016 and situated among the 5 largest competitors in the Bolivian market.

In YoY terms, Credifondo Bolivia reported expansion of +24.1% in FuM. If we exclude the effect of the appreciation of the Boliviano against the Sol, the increase was situated at +17.6%.

2 Includes BCP Stand-alone, Mibanco, BCP Bolivia and ASB.

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3.	Portfolio quality and Provisions for loan losses

In 3Q16, all risk quality ratios improved. The cost of risk declined -46 bps reaching 1.65%, the lowest level recorded in the last three years. The internal-overdue-loan ratio and non-performing-loan ratio decreased -6 and -3 bps, respectively.

Portfolio quality and Provisions for loan losses	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Gross Provisions	(497,077)	(583,863)	(516,388)	-11.6%	3.9%
Loan loss recoveries and reversions	52,652	99,952	127,302	27.4%	141.8%
Provision for loan losses, net of recoveries	(444,425)	(483,911)	(389,086)	-19.6%	-12.5%
Cost of risk (1)	2.02%	2.11%	1.65%	-46 bps	-37 bps
Provisions for loan losses / Net interest income	23.8%	25.4%	19.9%	-555 bps	-395 bps
Total loans	87,842,690	91,655,366	94,319,220	2.9%	7.4%
Allowance for loan losses	3,674,654	3,994,390	4,084,178	2.2%	11.1%
Write-offs	442,767	458,686	398,410	-13.1%	-10.0%
Internal overdue loans (2)	2,256,655	2,611,949	2,627,587	0.6%	16.4%
Refinanced loans	727,014	751,284	807,904	7.5%	11.1%
Non-performing loans (NPLs) (3)	2,983,669	3,363,233	3,435,491	2.1%	15.1%
Delinquency ratio over 90 days	1.88%	2.05%	2.12%	7 bps	24 bps
Internal overdue ratio	2.57%	2.85%	2.79%	-6 bps	22 bps
NPL ratio	3.40%	3.67%	3.64%	-3 bps	24 bps
Coverage ratio of Internal overdue loans	162.8%	152.9%	155.4%	251 bps	-740 bps
Coverage ratio of NPLs	123.2%	118.8%	118.9%	10 bps	-430 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection.

(3) Non-performing loans include past-due loans and refinanced loans.

3.1 Provisions for loan losses

Provision for loan losses net of recoveries and reversals fell -19.6% QoQ. This was due primarily to:

(i)	Lower gross provisions at BCP, BCP Bolivia and Mibanco due mainly to an improvement in portfolio quality and,

(ii)	An increase in the level of recoveries and reversals at BCP. This mainly entailed recoveries in the written-off portfolio for the Consumer and Middle-Market Banking segment and to reversals of provisions for Corporate Banking.

The aforementioned, coupled with loan growth, translated into a drop of -46 bps QoQ and -37 bps YoY in the cost of risk3, which reflected the positive results obtained from the adjustments made to our risk models and the new risk appetite that the organization has adopted for the riskiest segments.

The coverage ratio for the internal overdue loans increased QoQ due to higher growth in the allowance for loan losses than in the overdue portfolio. The coverage ratio for the non-performing loans remained relatively stable.

3 Provisions ratio for doubtful collections annualized for total loans.

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Portfolio quality & Cost of risk

(1) Cost of risk = Annualized provisions for loan losses / Total loans.

In the YoY analysis, provisions for loan losses fell -12.5% due to an increase in recoveries and reversals in 3Q16, which offset growth in gross provisions YoY. The aforementioned, coupled with YoY growth in loans measured in quarter-end balances, led to a -37 bps drop YoY in the cost of risk.

Coverage for both the internal overdue loans and the non-performing loans fell YoY; nevertheless, both coverage ratios are within the levels set by the organization in its risk policy.

Given the seasonality of loans, the YoY analysis reveals an improvement in the cost of risk; however, the delinquency ratios posted less favorable levels due to the impact of loans with real estate collateral in the SME-Business, SME-Pyme and Mortgage segments.

3.2	Portfolio Quality

Prior to analyzing the evolution of traditional delinquency ratios (internal overdue ratio and non-performing ratio), it is important to note that these indicators continue to be distorted by the presence of real estate collateral (commercial properties). The aforementioned has meant that loans which are more than 150 days overdue cannot be written-off despite the fact that they are fully provisioned given that it is necessary to first undergo a judicial process to liquidate and reposes the collateral, which takes four years on average.

It is important to remember that loans are more dynamic in the second semester (2H) in general and in the SME-Pyme and Mibanco segments in particular given that the main financing campaigns for Christmas are held in 2H and these short-term loans are paid off in 1H the following year.

In this context, the internal overdue portfolio posted a drop of -6 bps QoQ to situate at 2.79% in 3Q16. This was due primarily to lower growth in internal-overdue loans (+0.6% QoQ) than in total loans (+2.9% QoQ). Expansion in internal overdue loans was mainly associated with the Mortgage and SME-Pyme segments.

Non-performing loans (which includes refinanced loans) grew +2.1% QoQ. This was mainly due to growth in the refinanced portfolio (+7.5% QoQ). Despite the aforementioned, the non-performing ratio fell -3 bps QoQ, which was in line with higher loan growth.

In the YoY analysis, both the internal overdue loan ratio and the non-performing loan ratio posted growth. This was due mainly to higher growth of internal overdue loans than that of loans.

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The following figure shows the evolution of delinquency ratios by business and product:

Internal overdue ratio by segment

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3.2.1 Delinquency ratios by business segment

Wholesale Banking – Portfolio quality and Cost of risk

(i)	The internal overdue ratio for Wholesale Banking contracted -5 bps QoQ and situated at 0.28%. The NPL ratio increased 1 bps during the same period. The cost of risk was situated at -0.05% due to provisions reversals in Corporate Banking and to recoveries in the written-off portfolio in Middle-Market Banking.

In the YoY analysis, the internal overdue loan ratio held steady while the NPL ratio grew +19 bps due to an increase in the volume of refinanced loans.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported an improvement in its internal overdue loan and NPL ratios at the end of 3Q16, which fell -12 bps and -10 bps QoQ respectively. The improvement in the delinquency ratios reflects the contraction in the internal overdue portfolio and an acceleration in loan growth. The contraction in the internal overdue portfolio is associated with write offs particularly in uncollateralized consumer loans. The improvement in portfolio quality and the subsequent contraction in provisions, coupled with loans expansion, had a positive impact on the cost of risk, which fell -88 bps QoQ.

In the YoY analysis, the delinquency indicator grew, which was in line with growth in the internal overdue portfolio in the mortgage and SME-Pyme segments due to regulatory changes in 2014. In the SME-Pyme segment in particular, these changes limited the possibility of renewing loans, which meant that clients had to become accustomed to new debt levels. Nevertheless, the cost of risk fell -45 bps YoY due to the drop in YoY provisions

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SME-Business – Portfolio quality and Cost of risk

(1) Data before March 2014 is not available

(iii)	An analysis of the portfolio in the SME-Business segment reveals a significant reduction of -28 bps QoQ in the internal overdue loan ratio. This was attributable to i) an improvement in portfolio quality, which was reflected in a drop in the internal overdue portfolio, which was accentuated by ii) QoQ growth in the loan balance. The NPL ratio increased +7 bps QoQ due to growth in refinanced loans. Nevertheless, the cost of risk increased +25 bps QoQ due to an unusually low provision level in June 2016 (due to reversals of provisions).

SME - Pyme – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iv)	In the SME-Pyme segment, it is important to analyze the early deliquency indicator, which excludes loans that have been overdue for less than 60 days (volatile loans whose percentage of recovery is very high) and loans that have been overdue more than 150 days (loans for which provisions have already been set aside but cannot be written off given the existence of real estate collateral – commercial properties whose liquidation process takes 4 years on average).

Since the beginning of the second half of 2014, early delinquency has continued to follow downward trend YoY, which is in line with ongoing improvement in vintages, mainly those originated after the main adjustments were made to the SME-Pyme business model. This mainly refers to vintages from 2015. In 3Q16, early delinquency fell -3 bps YoY.

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In this context, the cost of risk fell -53 bps YoY due to an improvement in the risk quality of vintages as well as to measures to manage the portfolio adequately and improve acceptance policies, which led to a drop in provision expenses. The aforementioned was reinforced by higher loan growth.

Mortgage – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	In terms of Mortgage loans, traditional ratios for portfolio quality are also affected by the existence of real estate collateral. As such, it is also important to analyze the evolution of early delinquency, which increased +12 bps QoQ.

Nevertheless, the cost of risk fell -40 bps QoQ due to a contraction in QoQ provisions due mainly to less provisions required from clients that have registered deterioration with other financial institutions or in other BCP’s products such as Credit Cards or consumer loans, as it happened in previous quarters.

In the YoY analysis, the increase in early delinquency of +34 bps YoY was in line with the evolution of loan vintages in FC from 2013, which began to post increases in their delinquency levels. Nevertheless, it is important to note the ongoing campaign to convert FC loans into LC loans, which coupled with moves to increase tenures to provide clients with adequate options for debt service, have reaped positive results. In this context, the cost of risk posted a slight improvement of -11 bps YoY given the contraction in provisions.

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Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, the internal-overdue loan and NPL ratios increased +11 bps and + 2 bps QoQ respectively while the YoY increase was +65 bps and +37 bps, respectively. This deterioration was due primarily vintages from 2014 to 1Q15 that continue maturing, which show the negative effect of the economic slowdown on individuals, and by higher debt at the client level, both of which lead to over-indebtedness. Adjustments to the models for acceptance and pricing that were executed in 2Q15 may explain the slight drop of -2 bps in early delinquency.

The cost of risk fell -131 bps QoQ and -35 bps YoY in line with the contraction in provisions. The drop in provisions over the last few months was due to lower provisions related with deterioration in our clients’ debt capacity in other BCP products (credit card, etc.)

Credit Card – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.+

(vii)	The Credit Card portfolio posted a QoQ reduction in its internal overdue and NPL ratios (-28 bps and -16 bps respectively). Early delinquency also posted a drop of -38 bps QoQ, which was reflected in lower provisions and consequently, a lower cost of risk (-161 bps QoQ).

Nevertheless, the YoY analysis continues to indicate deterioration in the portfolio, which posted an increase in internal overdue and NPL ratios of +81 bps and +106 bps, respectively. This mainly corresponds to maturities of vintages originated in 2015 and to deceleration in loan growth, which started at the beginning of 2016 and accentuated the impact of higher levels of overdue loans.

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The cost of risk increased +75 bps YoY and reflects the previously mentioned points and the existence of a third element, which is related to the deterioration of our clients’ debt service with other entities in the financial system (this information can be obtained through external sources that are available for the Peruvian financial system). This requires an increase in provisions due to evidence of customer deterioration, in line with our incurred loss internal models.

Mibanco – Portfolio quality and Cost of risk4

(viii)	At Mibanco, a QoQ drop was recorded for its internal overdue and NPL ratios, which reflects efforts made since March 2014 to recover the portfolio’s risk quality and moreover, to ensure that loan origination falls within the organization’s risk appetite. The YoY analysis shows a clearer picture of the improvement in the portfolio’s risk quality, which posted internal overdue loan and NPL ratios that fell -91 bps YoY and -78 bps YoY, respectively.

In this context, the cost of risk fell -20 bps QoQ and -76 bps YoY due to a drop in provisions after the portfolio posted ongoing improvements in its risk quality. This reflects Mibanco’s stability and continuous improvement.

4 Cost of risk of Mibanco is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

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4.	Net Interest Income (NII)

NIM increased +18 bps QoQ. This was primarily due to an increase in interest income on loans, mainly at BCP Stand-alone and Mibanco and to a lesser extent to a drop in average IEA. NIM after provisions posted a significant growth of +43 bps QoQ as a result of an increase of NII and a drop in provisions.

Net interest income	Quarter			% change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Interest income	2,517,964	2,613,338	2,703,992	3.5%	7.4%	7,352,701	7,981,895	8.6%
Interest on loans	2,187,431	2,331,491	2,392,826	2.6%	9.4%	6,388,197	7,036,313	10.1%
Interest and dividends on investments	2,507	6,146	2,975	-51.6%	18.7%	51,393	48,929	-4.8%
Interest on deposits with banks	6,613	11,758	11,480	-2.4%	73.6%	25,258	35,604	41.0%
Interest on trading securities	227,819	253,040	293,396	15.9%	28.8%	669,635	800,659	19.6%
Other interest income	93,594	10,903	3,315	-69.6%	-96.5%	218,218	60,390	-72.3%
Interest expense	651,071	709,119	744,568	5.0%	14.4%	1,863,246	2,171,562	16.5%
Interest on deposits	206,799	261,015	271,089	3.9%	31.1%	625,024	788,794	26.2%
Interest on borrowed funds	204,734	208,730	203,756	-2.4%	-0.5%	547,931	615,436	12.3%
Interest on bonds and subordinated notes	192,879	187,600	207,412	10.6%	7.5%	550,758	598,433	8.7%
Other interest expense	46,659	51,774	62,311	20.4%	33.5%	139,533	168,899	21.0%
Net interest income	1,866,893	1,904,219	1,959,424	2.9%	5.0%	5,489,455	5,810,333	5.8%
Net interest income after provisions	1,422,468	1,420,308	1,570,338	10.6%	10.4%	4,111,131	4,484,099	9.1%

Average interest earning assets	135,942,787	146,761,868	146,035,709	-0.5%	7.4%	131,526,437	145,413,797	10.6%
Net interest margin (1)	5.49%	5.19%	5.37%	18bps	-12bps	8.35%	7.99%	-36bps
Net interest margin after provisions (1)	4.19%	3.87%	4.30%	43bps	11bps	6.25%	6.17%	-8bps
Net provisions for loan losses / Net interest income	23.81%	25.41%	19.86%	-555bps	-395bps	25.11%	22.83%	-228bps

(1) Annualized

4.1	Interest Income

Interest income increased +3.5% QoQ, which was mainly due to (i) an increase in interest income on loans, which was in line with higher growth in loans measured in average daily balances, where the top performers were Middle-Market Banking, BCP Bolivia, Retail Banking and Mibanco; and ii) growth in interest income on trading securities, which was primarily associated with investments in CDS with BCRP and Sovereign Bonds.

The aforementioned helped offset the reduction in Other Interest Income, due to lower gains on foreign exchange swaps5 (at BCP Standalone), which was due to a decrease in the difference between the rate in Soles and the rate in US Dollars; and to lower income from Interest and Dividends on Investments.

In the YoY analysis, interest income grew +7.4%. This was mainly attributable to an increase in interest income on loans (+9.4%) due to a +7.9% YoY expansion in Credicorp’s total loans measured in average daily balances, in line with the expansion in Wholesale Banking (+5.5%), Mortgage (+6.7%) and in the SME-Business segment (+20.0%). Higher YoY interest income on trading securities was primarily associated with income from investments with BCRP and the government.

The aforementioned was impacted by lower Other interest income (-96.5%), mainly at BCP Standalone, given that in 3Q15, this account reported significant gains due to higher net gains on forwards with BCRP (foreign exchange swaps). It is important to note that we expect the volume of this instrument to drop significantly in 2016.

4.2	Interest Expenses

Interest expenses increased +5.0% QoQ, mainly due to i) higher interest expenses on bonds and subordinated notes, which was in line with a significant increase of the Libor (for 3m and 6m) in the last quarter and the recent issuance at BCP Stand-alone; ii) higher Other interest expenses, mainly at Credicorp Capital due to a net loss on derivatives; and iii) Interest expenses on deposits, mainly due to an increase of the average cost of deposits and a higher volume of deposits at Mibanco and BCP Bolivia as explained in Section 2.5, Funding Cost.

5 Forwards with BCRP (foreign exchange swaps) provide financing in Soles that Credicorp covers with forwards with private institutional clients (the majority foreign). The increase in income from these foreign exchange swaps originated because the overbought position allowed the group to obtain gains due to the appreciation of the US Dollar that were higher than the payment made to obtain funding in Soles. These instruments are used mainly by BCP and are aligned with BCRP’s policy to reduce the excessive volatility that tends to arise in the exchange rate. It is important to consider that BCRP has set limits for the forward business that will begin to reduce this business’s levels.

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The aforementioned was partially offset by lower Interest expenses on borrowed funds due to a drop in REPO transactions with BCRP at BCP Stand-alone and Mibanco.

In the YoY analysis, interest expenses grew +14.4%, as result of higher Interest expenses on Deposits and borrowed funds, which were mainly attributable to growth of deposits at Mibanco and BCP Bolivia.

4.3	Net Interest Margin (NIM)

In the QoQ analysis, NIM increased considerably due to growth in NII (+2.9% QoQ) and to a drop in average IEA (-0.5% QoQ).This quarter, NIM posted a significant recovery due to loan dynamic and an increase in interest income on trading securities, which account for approximately 85% of NIM recovery.

It is important to note that there are still some factors that continue to exercise pressure on NIM: (i) the increase in interest expenses and (ii) the strategy to improve the risk profile, which implies expansion in lower margin segments.

NIM after provisions reported an increase of +43 bps QoQ, which was in line with the lower provisions registered in 3Q16 in comparison to 2Q16. This reflects the better quality of new loan entries. In this context, the ratio of Provisions as percentage of NII fell from 25.41% in 2Q16 to 19.86% in 3Q16.

As is evident in the following figure, NIM after provisions posted a drop from 4Q15 to 2Q16 but recovered in 3Q16 (explained in the previous paragraph).

Credicorp’s NIM and NIM after provisions6

6 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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NIM on loans posted no variation QoQ given that growth rates in NII and average loans were similar. In the YoY analysis, NIM on loans fell -5 bps in line with higher growth in average loans vs. growth in NII due to more dynamic activity YoY in Wholesale Banking, which is a lower margin segment.	NIM on loans

It is also important to analyze NIM by subsidiary. The table below contains the net interest margins at each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
3Q15	4.75%	14.16%	4.02%	2.01%	5.49%
2Q16	4.52%	14.87%	4.58%	2.16%	5.19%
3Q16	4.73%	15.22%	4.78%	2.25%	5.37%
YTD - Sep 15	4.83%	13.96%	4.27%	2.13%	5.56%
YTD - Sep 16	4.63%	14.60%	4.39%	2.11%	5.33%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of the global NIM by subsidiary shows that BCP Stand-alone accounts for the majority of variations in Credicorp’s NIM given that it represents around 68% of the group’s net interest income. In this context, the good performance of the other banking subsidiaries helped boost global NIM, mainly through more dynamic loan activity measured in average daily balances.

In YoY and accumulated terms, Credicorp’s NIM fell, which was in line with the trend of this ratio at BCP Stand-alone level. NIM at Mibanco and BCP Bolivia reported an improvement in accumulated terms that was aligned with loan growth measured in average daily balances for both subsidiaries, as explained in section 1.2 Credicorp Loans.

5.	Non-Financial Income

Non-financial income increased +8.0% QoQ if we eliminate the effect of the non-recurring income generated by the sale of 50% of the investment in BCI that took place in 2Q16. Growth was registered in every segment of Non-financial income and was led by the net gain on sales of securities. In YoY terms, non-financial income grew 13.4% due to an improvement in the evolution of net gains on sales of securities and fee income, which increased 252.3% and 7.4% respectively.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Fee income, net	650,195	693,185	698,029	0.7%	7.4%	1,957,027	2,061,972	5.4%
Net gain on foreign exchange transactions	197,902	177,065	180,452	1.9%	-8.8%	566,633	522,660	-7.8%
Net gain on sales of securities	29,200	176,169	102,866	-41.6%	252.3%	74,828	284,488	280.2%
Net gain from associates(1)	3,172	891	4,136	364.4%	30.4%	149,763	8,564	-94.3%
Other income	35,612	37,438	53,172	42.0%	49.3%	114,988	153,097	33.1%
Total non financial income	916,081	1,084,748	1,038,655	-4.2%	13.4%	2,863,239	3,030,781	5.9%

(1) Mainly includes the agreement between Grupo Pacífico and Banmédica.

Fee income, which represents the main source of non-financial income, reported growth of +0.7% QoQ and +7.4% YoY. This was due primarily to improvements in the evolution of credit cards, wires and transfers and miscellaneous accounts at BCP Standalone.

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Net gains on foreign exchange transactions increased +1.9% QoQ. This was due primarily to an increase in spot and forward transactions at Credicorp Capital. In YoY terms, net gains on FX transactions fell -8.8% due to a drop in performance for this line at BCP Standalone given that in 3Q15, these gains were higher due to volatility in the exchange rate in the second half of August and in the first few days of September.

Gains on sales of securities reported a significant contraction QoQ of -41.6% due to the sale of 50% of the investment in shares of BCI, which took place in 2Q16 and explain the non-recurring income result of S/ 123 million. If we exclude this non-recurring income from the analysis, the net gain on sales of securities increases 93.5% QoQ and 252.3% YoY due to successful sales of sovereign bonds at BCP and successful sales of equity and fixed income instruments at Credicorp and Pacifico.

The QoQ and YoY increases of 42.0% and 49.3% respectively in Other Income are mainly due to activity at BCP Standalone: in July and August, partial recoveries of council taxes took place, among other transactions.

Net gains (loss) on investments in associated companies, which stems from the agreement between Grupo Pacifico and Banmedica, is shown in the following table:

	Quarter
Millions (S/)	3Q15	2Q16	3Q16
(+) EPS contribution (50%)	6.57	6.60	8.08
(-) Private health insurance deduction (50%)	-3.40	-5.70	-3.95
(=) Net gain from associates excluding Non-recurring income/expense	3.17	0.90	4.14
(+) Non-recurring income/expense	0.00	0.00	0.00
(=) Net gain from associates	3.17	0.90	4.14

This result was due to:

(i)	A contribution of 50% of the net earnings generated by the corporate health insurance business and medical services that are now managed by Banmedica for S/8.08 million. This result rose QoQ due to a 4.2% increase in the net earned premiums, which offset the 3% increase in net claims.

(ii)	The 50% deduction of net earnings generated by private medical business, which is managed by Grupo Pacifico and totaled S/3.95 million in 3Q16. The decrease in this deduction was mainly due to an increase in net claims in 3Q16 after IBNR reserves (incurred but not reported) was constituted (delays in the process to liquidate and lower average billing).

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5.1	Fee Income

Below, we show the contribution of each of Credicorp’s subsidiaries to growth in the group’s fee income in 3Q16. The figure indicates that fees for banking services decreased slightly QoQ:

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The following chart shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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Next, we look at the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Miscellaneous accounts (1)	168,041	165,084	172,278	4.4%	2.5%
Credit cards (2)	64,744	74,019	71,194	-3.8%	10.0%
Drafts and transfers	35,877	39,234	41,429	5.6%	15.5%
Personal loans (2)	24,674	23,017	23,436	1.8%	-5.0%
SME loans (2)	16,000	16,657	16,764	0.6%	4.8%
Insurance (2)	19,016	18,139	19,917	9.8%	4.7%
Mortgage loans (2)	11,685	8,987	10,807	20.3%	-7.5%
Off-balance sheet (3)	38,504	41,785	42,237	1.1%	9.7%
Payments and collections (3)	93,355	95,047	97,256	2.3%	4.2%
Commercial loans (3)	16,245	16,472	12,950	-21.4%	-20.3%
Foreign trade (3)	10,942	11,221	12,264	9.3%	12.1%
Corporate finance	11,312	13,835	12,683	-8.3%	12.1%
ASB	5,761	5,296	6,175	16.6%	7.2%
Others (4)	40,741	43,830	52,445	19.7%	28.7%
Total fee income	556,899	572,624	591,834	3.4%	6.3%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

Fee income in the banking business grew +3.4% QoQ and +6.3% YoY. This was due mainly higher level of fee income at BCP, which is the major source of fee income generation for Credicorp. Next, we describe the components that stood out the most QoQ:

(i)	Miscellaneous accounts grew +4.4% QoQ due to higher fee income from maintenance fee in current account and higher income from fees for excess transactions (number of transactions above the maximum number of transactions allowed free of fee in current and savings accounts).

(ii)	Collections and payments increased +2.3% QoQ due to higher fee income from multiple insurance, life-insurance for mortgage, among others.

(iii)	Fee Income from Drafts and Transfers grew +5.6% QoQ.

In YoY terms, growth in fees for banking services was situated at 6.3%. This was primarily attributable to the positive yearly evolution of credit cards, Wires and Transfers, and Miscellaneous Accounts.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -1.0% QoQ due to higher acquisition costs and an increase in claims for life insurance, which offset the increase in net earned premiums. In YoY terms, the underwriting result grew +6.6% due to an increase in net earned premiums, mainly in life insurance business, with an acquisition cost and claims that increased less in comparative terms.

Insurance underwriting result	Quarter			Change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 15 / Sep 16
Net earned premiums	432,777	453,647	467,972	3.2%	8.1%	1,264,317	1,374,856	8.7%
Net claims	(265,648)	(265,815)	(271,591)	2.2%	2.2%	(753,305)	(801,329)	6.4%
Acquisition cost (1)	(41,884)	(53,066)	(62,916)	18.6%	50.2%	(169,169)	(176,158)	4.1%
Total insurance underwriting result	125,245	134,766	133,465	-1.0%	6.6%	341,843	397,369	16.2%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Total premiums increased 2.9% QoQ due mainly to an increase in premium turnover in the life insurance and P&C lines:

(i)	The increase in the life insurance business was due primarily to Annuities due to more sales of retirement policies and Credit Life due to loan growth and an increase in rates. Group Life–Complementary Insurance for High Risk Occupations (SCTR) - also posted an increase due to semester billing while Individual Life reaped the positive impact of the exchange rate.

(ii)	The increase in P&C insurance was due to higher premiums in general risks insurance in the Banks (BBB), Fire, Transportation and Personal Accident Lines. Nevertheless, this effect was attenuated by a drop in private medical insurance due to fewer sales of policies with international coverage and for cars due to a deficit in the alliance channel.

32

Net earned premiums increased 3.2% QoQ due to growth in P&C insurance and life insurance. In P&C, the variation was generated in the medical assistance and general risks line. The increase in the life insurance line was due to higher premiums in the annuities, credit life and group life lines (SCTR).

6.2	Net claims

Net claims by business

(S/ millions)

Net claims grew 2.2% QoQ due to an increase in the claims of the life insurance business and despite a drop in P&C claims. The variation in life insurance was due mainly to higher claims in i) group life in the complementary insurance for high risk occupations life (SCTR- more cases and updating of average costs), ii) credit life due to IBNR (incurred but not reported) reserves and in iii) individual life due to more cases with higher average costs.

This effect was mitigated by the improvement in the loss ratio of P&C insurance. This was primarily attributable to Wholesale Lines (technical lines and fire) and personal lines for the card protection product.

6.3	Acquisition cost

Acquisition cost by Business

(S/ millions)

(1) Includes medical assistance for dependents and medical services.

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Acquisition cost	Quarter			Change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Net fees	(27,353)	(46,223)	(54,735)	18.4%	100.1%
Underwriting expenses	(26,196)	(22,429)	(23,943)	6.7%	-8.6%
Underwriting income	11,665	15,587	15,762	1.1%	35.1%
Acquisition cost	(41,884)	(53,066)	(62,916)	18.6%	50.2%

The acquisition cost increased 18.6% QoQ due to i) adjustments on fees of the sales force in 3Q16 in the life insurance business and ii) an increase in the underwriting expenses in P&C attributable to a release of uncollectible premiums reserves in the P&C and car lines in 2Q16.

7.	Operating Expenses and Efficiency

The efficiency ratio posted an improvement of -10 bps QoQ. This was due primarily to the fact that operating income outpaced growth in operating expenses. In YoY terms, the efficiency ratio reported an increase of +80 bps due to higher expenses for employee salaries and benefits and growth in administrative and general expenses.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Salaries and employees benefits	703,985	735,414	744,161	1.2%	5.7%	2,137,394	2,215,545	3.7%
Administrative, general and tax expenses	496,163	513,652	526,613	2.5%	6.1%	1,409,315	1,493,951	6.0%
Depreciation and amortizacion	111,966	113,910	115,129	1.1%	2.8%	331,058	340,809	2.9%
Other expenses	25,688	47,463	40,709	-14.2%	58.5%	122,083	135,205	10.7%
Total expenses	1,337,802	1,410,439	1,426,612	1.1%	6.6%	3,999,850	4,185,510	4.6%
Operating income (1)	3,150,939	3,229,007	3,310,013	2.5%	5.0%	9,427,195	9,778,385	3.7%
Operating expenses (2)	1,353,998	1,416,042	1,448,819	2.3%	7.0%	4,046,936	4,226,463	4.4%
Reported efficiency ratio (3)	43.0%	43.9%	43.8%	-10 bps	80 bps	42.9%	43.2%	30 bps
Operating expenses / Total average assets (4)	3.7%	3.6%	3.7%	10 bps	0 bps	3.7%	3.6%	-10 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses increased +1.1% QoQ. This was due mainly to growth in administrative, general and tax expenses. At BCP Standalone, the main accounts that explain this increase are:

(i)	Marketing, which registered additional provisions in July and August to fulfill the contract signed with LAN for the Lan Pass program.

(ii)	Consultants related mainly to Digital Banking project.

In the YoY analysis, total expenses posted an increase due to growth in:

(i)	Administrative, general and tax expenses due to an increase in expenses for marketing and consultants at BCP Standalone, which were partially offset by a drop in expenses at ASB, BCP Bolivia, Grupo Credito and Foreign Branches of BCP; and

(ii)	Employee salaries and benefits, which was due mainly to an increase in payroll expenses at Mibanco and to a lesser extent at Credicorp Capital.

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Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change
S/ 000	3Q15 (1)%		2Q16%		3Q16%		QoQ	YoY
Marketing	62,779	13%	55,488	11%	79,316	15%	42.9%	26.3%
Taxes and contributions	50,846	10%	56,586	11%	55,450	11%	-2.0%	9.1%
Insfrastructure	56,438	11%	64,871	13%	65,095	12%	0.3%	15.3%
Minor expenses	58,575	12%	53,803	10%	52,827	10%	-1.8%	-9.8%
Systems outsourcing	53,030	11%	56,867	11%	61,101	12%	7.4%	15.2%
Programs and systems	53,142	11%	60,743	12%	56,350	11%	-7.2%	6.0%
Communications	30,018	6%	27,395	5%	25,422	5%	-7.2%	-15.3%
Rent	44,237	9%	44,506	9%	44,442	8%	-0.1%	0.5%
Consulting	20,444	4%	27,289	5%	35,918	7%	31.6%	75.7%
Channels	43,827	9%	44,254	9%	46,989	9%	6.2%	7.2%
Others (2)	22,828	5%	21,852	4%	3,703	1%	-83.1%	-83.8%
Total administrative and general expenses	496,163	100%	513,652	100%	526,613	100%	2.5%	6.1%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The operating expenses/average total assets ratio posted a slight increase of +10 bps QoQ. This was primarily due to lower growth in total assets, which was in line with a decrease in non-interest bearing available funds this quarter. In the YoY analysis, no variation is evident.

Reported efficiency ratio by subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp

3Q15 (2)	40.7%	54.0%	63.9%	25.7%	25.0%	41.6%	94.1%	43.0%
2Q16	41.3%	59.2%	54.8%	24.6%	26.4%	44.1%	87.3%	43.9%
3Q16	41.2%	56.0%	55.9%	24.0%	28.0%	42.2%	113.5%	43.8%
Var. QoQ	-10 bps	-320 bps	110 bps	-60 bps	160 bps	-190 bps	2620 bps	-10 bps
Var. YoY	50 bps	200 bps	-800 bps	-170 bps	300 bps	60 bps	1940 bps	80 bps

Acum. Set 15	40.7%	56.9%	67.8%	23.2%	26.0%	42.5%	102.6%	42.9%
Acum. Set 16	40.6%	57.6%	56.3%	24.4%	27.9%	43.7%	105.0%	43.3%
Var. Acum. Set 16 Acum. Set 15	-10 bps	70 bps	-1150 bps	120 bps	190 bps	120 bps	240 bps	40 bps

(1) Operating income + acquisition cost - other expenses) / (Net interest income + fee income + Net gain from associates + net earned premiums.

(2) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

In the quarterly analysis, the efficiency ratio was situated at 43.8% at the end of 3Q16, which was ten points lower than the 43.9% reported in 2Q16. This evolution was due to growth in operating income QoQ, in line with an increase in net interest income -mainly at BCP Standalone and Mibanco- which offset lower net interest income at Credicorp Capital. This led to an improvement in the efficiency ratio despite an increase in operating expenses.

In the YoY analysis, Credicorp’s efficiency ratio grew 80 bps due to higher spending for employee salaries and benefits at Mibanco and Credicorp Capital and to an increase in administrative and general expenses at BCP Standalone.

The accumulated efficiency ratio grew +40bps due to growth in i) administrative, general and tax expenses at BCP Standalone and ii) Employee salaries and benefits at Mibanco.

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8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Capital Stock	1,400,339	1,392,750	1,389,100	-0.3%	-0.8%
Legal and Other capital reserves (1)	11,127,858	13,507,601	13,524,557	0.1%	21.5%
Minority interest (2)	359,162	395,472	324,414	-18.0%	-9.7%
Loan loss reserves (3)	1,247,615	1,285,561	1,318,376	2.6%	5.7%
Perpetual subordinated debt	805,500	822,250	850,000	3.4%	5.5%
Subordinated Debt	4,796,314	5,039,308	5,181,341	2.8%	8.0%
Investments in equity and subordinated debt of financial and insurance companies	(930,541)	(728,148)	(731,447)	0.5%	-21.4%
Goodwill	(721,067)	(633,611)	(628,458)	-0.8%	-12.8%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	18,085,180	21,081,183	21,227,882	0.7%	17.4%

Tier I (5)	10,697,542	12,180,475	12,137,020	-0.4%	13.5%
Tier II (6) + Tier III (7)	7,387,638	8,900,708	9,090,861	2.1%	23.1%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	14,961,433	15,653,442	16,252,647	3.8%	8.6%
Insurance Consolidated Group (ICG) Capital Requirements	917,299	923,434	986,619	6.8%	7.6%
FCG Capital Requirements related to operations with ICG (8)	(139,375)	(325,433)	(306,820)	-5.7%	120.1%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	15,739,357	16,251,443	16,932,446	4.2%	7.6%
Regulatory Capital Ratio (A) / (B)	1.15	1.30	1.25
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 10,571 million) and optional capital reserves (PEN 2,954 million).

(2) Minority interest includes Tier I (PEN 357.1 million) and Tier II (PEN 2.1 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of September 2016, Credicorp reported a comfortable capitalization level that was 1.25 times higher than the capital required by the Peruvian Regulator. This ratio posted a slight decrease QoQ because the regulatory capital requirement expanded +4.2% QoQ while Credicorp’s regulatory capital only grew +0.7% QoQ.

The QoQ growth in regulatory capital was due primarily to the subordinated debt issued in 3Q by BCP Stand-alone.

The QoQ increase in the regulatory capital requirement was due mainly to the higher capital requirement from the consolidated financial group, which in turn reflected the higher capital required for loan growth at BCP Stand-alone.

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8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Capital Stock	5,854,051	7,066,346	7,066,346	-	20.7%
Legal and Other capital reserves	3,157,906	3,582,218	3,582,218	-	13.4%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,105,826	1,140,215	1,165,100	2.2%	5.4%
Perpetual subordinated debt	805,500	822,250	850,000	3.4%	5.5%
Subordinated Debt	4,361,716	4,442,054	4,575,152	3.0%	4.9%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,687,497)	(1,228,010)	(1,208,055)	-1.6%	-28.4%
Investment in subsidiaries and others	(1,920,128)	(1,347,105)	(1,412,072)	4.8%	-26.5%
Unrealized profit and net income in subsidiaries	232,631	119,095	204,017	71.3%	-12.3%
Goodwill	(122,083)	(122,083)	(122,083)	-	-
Total Regulatory Capital	13,475,418	15,702,990	15,908,678	1.3%	18.1%

Off-balance sheet	29,097,439	31,913,377	33,188,994	4.0%	14.1%

Tier 1 (2)	8,967,941	10,794,274	10,874,463	0.7%	21.3%
Tier 2 (3) + Tier 3 (4)	4,507,478	4,908,716	5,034,216	2.6%	11.7%

Total risk-weighted assets	97,003,577	99,612,081	102,270,784	2.7%	5.4%
Market risk-weighted assets (5)	1,537,512	707,066	1,172,830	65.9%	-23.7%
Credit risk-weighted assets	88,466,066	91,217,162	93,207,994	2.2%	5.4%
Operational risk-weighted assets	6,999,999	7,687,852	7,889,960	2.6%	12.7%

Adjusted Risk-Weighted Assets	96,565,298	99,124,208	101,763,810	2.7%	5.4%
Total risk-weighted assets	97,003,577	99,612,081	102,270,784	2.7%	5.4%
(-) RWA Intangible assets, excluding goodwill.	438,279	487,873	506,974	3.9%	15.7%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-

Total capital requirement	11,739,677	12,060,046	12,541,229	4.0%	6.8%
Market risk capital requirement (5)	153,751	70,707	117,283	65.9%	-23.7%
Credit risk capital requirement	8,846,607	9,121,716	9,320,799	2.2%	5.4%
Operational risk capital requirement	700,000	768,785	788,996	2.6%	12.7%
Additional capital requirements	2,039,319	2,098,838	2,314,150	10.3%	13.5%

Capital ratios
Tier 1 ratio (6)	9.24%	10.84%	10.63%
Common Equity Tier 1 ratio (7)	9.01%	10.20%	10.64%
BIS ratio (8)	13.89%	15.76%	15.56%
Risk-weighted assets / Regulatory capital (9)	7.20	6.34	6.43

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

37

At the end of 3Q16, BCP Stand-Alone (Peru GAAP) registered a slight reduction in its capital ratios.

In this sense, the BIS ratio was situated at 15.56%, which represented a decrease over the figure posted in 2Q16. This was due to the increase in Risk-Weighted Assets (RWAs) in general and credit risk RWAs in particular, which reflect the greater dynamism in loan growth, compared to the previous quarter. Also, although in a much lesser degree, the market risk RWAs increased due to a higher capital requirement related to interest rate risk.

The Tier 1 ratio was situated at 10.63%, due to the increase in RWAs.

Finally, the Common equity tier 1 (CET1) ratio, which is considered the most rigorous in terms of measuring capitalization levels, reported an increase of 44 bps and situated at 10.64% at the end of September, mainly due to the net income generated in 3Q.

Common Equity Tier 1 Ratio – BCP Stand-alone

June 2016	September 2016

(1)	Includes minor investments.

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9.	Distribution channels

	Quarter			Change (units)
	3Q15	2Q16	3Q16	QoQ	YoY
Branches	454	459	455	-4	1
ATMs	2,260	2,311	2,327	16	67
Agentes BCP	5,305	5,573	5,815	242	510
Total BCP's Network	8,019	8,343	8,597	254	578
Total Mibanco's Network	319	324	316	-8	-3
Total Peru's Network	8,338	8,667	8,913	246	575
Branches	47	47	49	2	2
ATMs	257	260	261	1	4
Agentes BCP Bolivia	51	94	97	3	46
Total Bolivia's Network	355	401	407	6	52
Total BCP Consolidated's Network	8,693	9,068	9,320	252	627

(1) Mibanco does not have Agentes or ATM s because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 3Q15, 2Q16 and 3Q16 were 38.

The distribution channels at BCP, Mibanco and BCP Bolivia posted a total of 9,320 points of contact at the end of 3Q16, which represented an increase of 252 points QoQ.

BCP reported a total of 8,597 points of contact at the end of 3Q16, which represented an increase of 254 points QoQ. The aforementioned was due primarily to an increase in Agentes BCP (+242 QoQ), which took place mainly in Lima (+171 QoQ). This meant that the percentage of points of contact in Lima remained at 56%.

Mibanco reduced its number of offices by 8 points QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nation to use its offices throughout the country to reduce operating costs. At the end of 3Q16, these offices represented 12% of the total (38 offices).

BCP Bolivia increased its number of offices (+2 QoQ), ATMs (+1 QoQ) and Agentes (+3 QoQ).

In the YoY analysis, the total number of points of contact at BCP increased 578, which was due to growth in the number of Agentes BCP (+510) and ATMs (+67), which was in line with the banking penetration strategy and expansion plan. BCP Bolivia increased its number of points of contact (+52 YoY), mainly through growth in Agentes and ATMs, which was in line with its expansion strategy to have 150 Agentes by the end of 2016. Mibanco cut its number of offices (-3 YoY) based on criteria for determining proximity to and concentration of clients.

Points of Contact by Locality – BCP stand-alone

	Quarter			Change (units)
	3Q15	2Q16	3Q16	QoQ	YoY
Lima	268	283	280	-3	12
Provinces	186	176	175	-1	-11
Total Branches	454	459	455	-4	1
Lima	1,394	1,472	1,487	15	93
Provinces	866	839	840	1	-26
Total ATM's	2,260	2,311	2,327	16	67
Lima	2,751	2,895	3,066	171	315
Provinces	2,554	2,678	2,749	71	195
Total Agentes BCP	5,305	5,573	5,815	242	510

39

This quarter, BCP Standalone increased its points of contact both in Lima and in the Provinces to improve efficiency relative to maintenance costs. In Lima, the number of points of contact grew by 183 QoQ and in the Provinces, 71 QoQ.

The YoY analysis reveals aggressive growth in Agentes BCP in Lima (+315) and in the Provinces (+195) thus far in 2016. The number of ATMs has also grown (+93) along with offices (+12). On the contrary, the number of ATMs in the provinces was reduced (-26) as were offices (-11).

Transactions per channel – BCP stand-alone

	Monthly average in each quarter						% change
N° of Transactions per channel (1)	3Q15%		2Q16%		3Q16%		QoQ	YoY
Teller	9,449,481	10.1%	8,669,772	8.8%	8,688,385	8.2%	0.2%	-8.1%
ATMs	19,091,701	20.3%	19,255,754	19.6%	20,147,416	19.1%	4.6%	5.5%
Balance inquiries	2,620,944	2.8%	2,405,842	2.5%	2,233,101	2.1%	-7.2%	-14.8%
Telephone banking	3,015,347	3.2%	3,119,883	3.2%	3,681,870	3.5%	18.0%	22.1%
Internet banking Via BCP	20,291,413	21.6%	20,126,606	20.5%	20,323,907	19.3%	1.0%	0.2%
Agente BCP	13,919,990	14.8%	14,660,153	14.9%	15,671,673	14.9%	6.9%	12.6%
Telecrédito	8,571,956	9.1%	8,839,570	9.0%	9,379,467	8.9%	6.1%	9.4%
Mobile banking	7,184,904	7.6%	10,553,955	10.8%	14,181,148	13.4%	34.4%	97.4%
Direct debit	776,034	0.8%	681,891	0.7%	656,972	0.6%	-3.7%	-15.3%
Points of sale P.O.S.	8,858,872	9.4%	9,595,055	9.8%	10,331,998	9.8%	7.7%	16.6%
Other ATMs network	226,427	0.2%	201,560	0.2%	204,019	0.2%	1.2%	-9.9%
Total transactions	94,007,069	100.0%	98,110,042	100.0%	105,499,955	100.0%	7.5%	12.2%

(1)	Figures include monetary and non-monetary transactions.

The average monthly number of transactions increased QoQ. This was mainly due to higher transaction volumes through Mobile Banking, Telephone Banking, Points of Sale P.O.S. and Agentes BCP due to the upward trend in the number of transactions that is always present as the year progresses.

In the YoY analysis, which excludes the seasonal effect, an increase in the monthly average of transactions is evident (+12.2%). The aforementioned was due primarily to an increase in the volume of transactions reported through cost-efficient channels such as:

(i)	Cellular Banking (+97.4% YoY), which continues to increase its share of transactions due to the mobile applications: “Banca Celular BCP” and “Tus Beneficios BCP”.

(ii)	Telephone Banking (+22.1% YoY) due to the increase in balance inquiries, automatic validations of cards and other kinds of non-monetary transactions.

(iii)	Points of sale P.O.S (+16.6% YoY) thanks to the campaign to install P.O.S Visanet at no cost to SMEs with a BCP Current Account.

(iv)	Agente BCP (+12.6% YoY) due to an increase of more than 500 points of contact YoY.

The channels that posted decreases in their transaction volumes YoY were: Teller (-8.1 YoY) and Balance Inquiry Modules (-14.8% YoY) and Automatic Debit (-15.3% YoY), in line with migration to cost-efficient channels.

It is important to note that future growth in banking in the region will be channel primarily through digital venues. As such, Credicorp’s companies have been successfully seeking to increase their strategic positioning in these cost-efficient channels.

40

10.	Economic outlook

Peru: Economic Outlook

Peru	2014	2015	2016	2017

GDP (US$ Millions)	202,944	192,134	194,898	204,108
Real GDP (% change)	2.4	3.3	3.7	4.2
GDP per capita (US$)	6,501	6,168	6,189	6,412
Domestic demand (% change)	2.2	2.9	1.5	3.5
Total consumption (% change)	4.5	4.3	4.1	3.8
Gross fixed investment (as % GDP)	25.7	24.3	23.0	23.2
Public Debt (as % GDP)	20.0	23.3	25.5	27.3
System loan growth (% change) (1)	13.9	17.3	N/A	N/A
Inflation (2)	3.2	4.4	3.0	2.5
Reference Rate	3.50	3.75	4.25	4.25
Exchange rate, end of period	2.98	3.41	3.38 - 3.43	3.45 - 3.50
Exchange rate, (% change)	6.4%	14.6%	-1.0%	2.1%
Fiscal balance (% GDP)	-0.3	-2.1	-3.1	-3.5
Trade balance (US$ Millions)	-1,509	-3,150	0	425
(As % GDP)	-0.7%	-1.6%	0.0%	0.2%
Exports	39,533	34,236	35,298	38,490
Imports	41,042	37,385	35,298	38,065
Current account balance (US$ Millions)	-8,196	-9,210	-6,630	-6,550
(As % GDP)	-4.0%	-4.8%	-3.4%	-3.2%
Net international reserves (US$ Millions)	62,308	61,485	62,213	62,467
(As % GDP)	30.7%	32.0%	31.9%	30.6%
(As months of imports)	18	20	21	20

Source: Estimates by BCP Economic Research as of October, 2016; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate

(2) Inflation target: 2%, +/- 1%.

-	Economic Activity: For this year and the next, forecasts situate GDP growth at 3.7% and 4.2%. Domestic demand is expected to accelerate after three years of declining private investment.

-	Inflation: we expect inflation will close near 3.0% in 2016 in the upper band of BCRP’s target range (2.0% +/- 1pp.). In 2017, is expected to situate at 2.5%.

-	Monetary policy rate: we expect the Central Bank to hold its reference rate at 4.25% in upcoming quarters.

-	Exchange Rate: our forecast considers a range between USDPEN 3.38-3.43 for 2016 and USDPEN 3.45-3.50 for next year. In 2017, we expect a Trade Balance surplus.

41

Main macroeconomic variables

Economic Activity – GDP (real annual percentage variations)

Source: INEI

-	In 3Q16 our estimates suggest GDP grew around 4.4% y/y due to: i) a solid impulse from the Fishing sector (67%, 1H16: -42%), and ii) an increase in Mining production (17%) explained by copper from operations at Las Bambas and Cerro Verde’s expansion. In the first three quarters of the year, copper production has increased 48%.

-	Between January and September, GDP grew 4.2% while domestic demand expanded around 1.4%.

Inflation and the reference rate (%)

Source: INEI, BCRP

-	As the end of 3Q16, annual inflation closed at 3.1%.

-	Since February 2016, The Central Bank (BCRP) has maintained its monetary policy rate at 4.25%.

42

Fiscal result and Current Account Balance Account (% of GDP, Quarter)

*BCP estimates

Source: Central Bank

-	3Q16 registered an annualized fiscal deficit of 3.4% of GDP. With the objective of reaching a fiscal deficit target of 3.0% this year, the government has established a legal limit for government spending in 4Q16.

-	In the 2Q16, the annualized current account balance decreased to 4.3% of GDP (1Q16: 4.5% of GDP). In the 3Q16, it will continue to narrow: i) the Terms of Trade registered their first increase in 13 quarters, and ii) the trade balance between Jan/Aug-16 registered a USD -217 million deficit (Jan/Aug-15: USD -2,606 million).

Exchange rate (S/ per USD)

Exchange Rate (USDPEN)

-	The Exchange Rate at the end of 3Q16 was USDPEN 3.387, appreciating 0.8% against the figure posted year-end for 2015 (USDPEN 3.414).

-	In 3Q16, BCRP made purchases in the spot FX market for USD 1,629 million. The institution is also reducing its outstanding FX Swaps from a maximum of PEN 34,449 million in Feb-16 to PEN 965 million as of Sep-16.

43

Congress granted legislative powers to the Executive for 90 days

-	In a context where the Executive has only 18 of 130 congressmen, Congress granted legislative powers to the Executive for 90 days to address the following aspects:

1.	Economic Recovery and Formalization
2.	Citizen Security
3.	Fight against corruption
4.	Water and Sanitation
5.	Reorganization of state-owned oil company, Petroperu.

-	Regarding the economic and tax related aspect, the following measures are noteworthy:

o	Reduction of the VAT by 1pp.
o	Increase on the Corporate Income Tax from 28% to 30%, and a reduction of the Corporate Tax on Dividends from Peruvian Sources.
o	Establishing a special tax regime for SME firms, including progressive tax rates on earnings or income (option chosen by the taxpayer)
o	Capital Repatriation: temporal and substitute Income Tax regime for contributors that declare (10 to 12%), repatriate and invest (5 to 8%) income generated until 31-Dec-2015.
o	Preferred treatment for yields on negotiated financial instruments that are regulated and supervised by the SMV.

It is expected that the measures will be defined and regulated in coming weeks.

-	One of the central commitments of the Government contemplates cutting red tape on the main infrastructure projects for around USD 18 bn. The Government expects to show its first results before year-end.

44

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

45

11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

  CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	Quarter			% change
	3Q15	2Q16	3Q16	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,426,781	3,751,246	3,896,236	3.9%	13.7%
Interest bearing	27,955,357	27,831,888	23,601,925	-15.2%	-15.6%
Total cash and due from banks	31,382,138	31,583,134	27,498,161	-12.9%	-12.4%

Trading securities, net	2,608,267	3,383,545	4,609,582	36.2%	76.7%

Loans	87,842,690	91,655,366	94,319,220	2.9%	7.4%
Current	85,586,035	89,043,417	91,691,633	3.0%	7.1%
Internal overdue loans	2,256,655	2,611,949	2,627,587	0.6%	16.4%
Less - allowance for loan losses	(3,674,654)	(3,994,390)	(4,084,178)	2.2%	11.1%
Loans, net	84,168,036	87,660,976	90,235,042	2.9%	7.2%

Investments securities available for sale	19,152,134	18,188,377	19,949,532	9.7%	4.2%
Investments held to maturity	3,161,475	4,288,379	4,243,603	-1.0%	34.2%
Reinsurance assets	440,615	470,148	483,585	2.9%	9.8%
Premiums and other policyholder receivables	599,846	561,630	601,837	7.2%	0.3%
Property, furniture and equipment, net	1,854,665	1,761,123	1,732,536	-1.6%	-6.6%
Due from customers acceptances	201,357	264,235	384,783	45.6%	91.1%
Investments in associates (1)	614,441	630,584	646,073	2.5%	5.1%
Other assets (2)	8,619,706	7,404,603	8,224,473	11.1%	-4.6%

Total assets	152,802,680	156,196,734	158,609,207	1.5%	3.8%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	23,240,530	23,194,081	23,684,449	2.1%	1.9%
Interest bearing	63,186,177	66,742,900	65,025,163	-2.6%	2.9%
Total deposits and obligations	86,426,707	89,936,981	88,709,612	-1.4%	2.6%

BCRP instruments	11,863,340	11,305,771	12,818,751	13.4%	8.1%
Due to banks and correspondents	9,737,111	8,931,350	7,770,822	-13.0%	-20.2%
Bonds and subordinated debt	16,016,573	15,255,588	15,571,172	2.1%	-2.8%
Acceptances outstanding	201,357	264,235	384,783	45.6%	91.1%
Reserves for property and casualty claims	848,435	925,495	930,683	0.6%	9.7%
Reserve for unearned premiums	5,161,785	5,591,173	5,815,615	4.0%	12.7%
Reinsurance payable	364,396	404,316	413,037	2.2%	13.3%
Other liabilities (3)	6,434,818	5,334,465	6,637,293	24.4%	3.1%
Total liabilities	137,054,522	137,949,374	139,051,768	0.8%	1.5%

Net equity	15,153,252	17,656,273	19,116,945	8.3%	26.2%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,727)	(209,228)	(209,383)	0.1%	0.3%
Capital surplus	290,073	282,985	279,490	-1.2%	-3.6%
Reserves	11,127,858	13,507,601	13,524,557	0.1%	21.5%
Unrealized gains or losses	256,730	978,575	1,595,592	63.1%	N/A
Retained earnings	2,368,325	1,777,347	2,607,696	46.7%	10.1%

Non-controlling interest	594,906	591,087	440,494	-25.5%	-26.0%

Total equity	15,748,158	18,247,360	19,557,439	7.2%	24.2%

Total liabilities and total equity	152,802,680	156,196,734	158,609,207	1.5%	3.8%

Off balance sheet	62,914,042	63,364,922	64,061,232	1.1%	1.8%

(1) Mainly includes the agreement between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Mainly includes other payable accounts.

46

CREDICORP LTD. AND SUBSIDIARIES

  QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15

Interest income and expense
Interest and dividend income	2,517,964	2,613,338	2,703,992	3.5%	7.4%	7,352,701	7,981,895	8.6%
Interest expense	(651,071)	(709,119)	(744,568)	5.0%	14.4%	(1,863,246)	(2,171,562)	16.55%
Net interest income	1,866,893	1,904,219	1,959,424	2.9%	5.0%	5,489,455	5,810,333	5.8%

Net provisions for loan losses	(444,425)	(483,911)	(389,086)	-19.6%	-12.5%	(1,378,324)	(1,326,234)	-3.8%

Non-financial income
Fee income	650,195	693,185	698,029	0.7%	7.4%	1,957,027	2,061,972	5.4%
Net gain on foreign exchange transactions	197,902	177,065	180,452	1.9%	-8.8%	566,633	522,660	-7.8%
Net gain on sales of securities	29,200	176,169	102,866	-41.6%	252.3%	74,828	284,488	280.2%
Net gain from subsidiaries (1)	3,172	891	4,136	364.4%	30.4%	149,763	8,564	-94.3%
Other non-financial income	35,612	37,438	53,172	42.0%	49.3%	114,988	153,097	33.1%
Total non financial income, net	916,081	1,084,748	1,038,655	-4.2%	13.4%	2,863,239	3,030,781	5.9%

Insurance underwriting result
Net earned premiums	432,777	453,647	467,972	3.2%	8.1%	1,264,317	1,374,856	8.7%
Net claims	(265,648)	(265,815)	(271,591)	2.2%	2.2%	(753,305)	(801,329)	6.4%
Acquisition cost	(41,884)	(53,066)	(62,916)	18.6%	50.2%	(169,169)	(176,158)	4.1%
Total insurance underwriting result	125,245	134,766	133,465	-1.0%	6.6%	341,843	397,369	16.2%

Operating expenses
Salaries and employees benefits	(703,985)	(735,414)	(744,161)	1.2%	5.7%	(2,137,394)	(2,215,545)	3.7%
Administrative, general and tax expenses	(496,163)	(513,652)	(526,613)	2.5%	6.1%	(1,409,315)	(1,493,951)	6.0%
Depreciation and amortization	(111,966)	(113,910)	(115,129)	1.1%	2.8%	(331,058)	(340,809)	2.9%
Other expenses	(25,688)	(47,463)	(40,709)	-14.2%	58.5%	(122,083)	(135,205)	10.7%
Total expenses	(1,337,802)	(1,410,439)	(1,426,612)	1.1%	6.6%	(3,999,850)	(4,185,510)	4.6%

Operating income	1,125,992	1,229,383	1,315,846	7.0%	16.9%	3,316,363	3,726,739	12.4%

Translation result	2,940	(20,009)	(2,583)	-87.1%	-187.9%	13,830	(59,719)	-531.8%
Income taxes	(300,989)	(311,932)	(338,018)	8.4%	12.3%	(899,809)	(974,754)	8.3%

Net income	827,943	897,442	975,245	8.7%	17.8%	2,430,384	2,692,266	10.8%
Non-controlling interest	20,798	23,250	25,451	9.5%	22.4%	69,210	72,651	5.0%
Net income attributed to Credicorp	807,145	874,192	949,794	8.6%	17.7%	2,361,174	2,619,615	10.9%

(1)	Includes the agreement between Grupo Pacifico and Banmedica.

47

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	Quarter			% change
	3Q15	2Q16	3Q16	QoQ	YoY
ASSETS
Cash and due from banks	30,786,855	29,595,262	25,534,363	-13.7%	-17.1%
Cash and BCRP	28,343,697	26,232,023	22,900,963	-12.7%	-19.2%
Deposits in other banks	2,381,180	3,362,115	2,462,366	-26.8%	3.4%
Interbanks	59,332	-	170,000	-	186.5%
Accrued interest on cash and due from banks	2,646	1,124	1,034	-8.0%	-60.9%

Trading securities, net	1,956,192	1,761,542	2,591,573	47.1%	32.5%

Loans	86,092,146	84,121,534	86,057,877	2.3%	0.0%
Current	83,837,821	81,608,387	83,529,020	2.4%	-0.4%
Past due	2,254,325	2,513,147	2,528,857	0.6%	12.2%
Less - allowance for loan losses	(3,673,609)	(3,793,544)	(3,881,194)	2.3%	5.7%
Loans, net	82,418,537	80,327,990	82,176,683	2.3%	-0.3%

Investment securities available for sale	9,286,648	7,042,344	8,191,614	16.3%	-11.8%
Investments held to maturiy	3,161,475	3,977,471	3,922,354	-1.4%	24.1%
Property, plant and equipment, net	1,724,844	1,595,504	1,562,248	-2.1%	-9.4%
Due from customers acceptances	201,357	264,235	384,783	45.6%	91.1%
Other assets(1)	4,439,784	3,865,263	4,594,052	18.9%	3.5%

Total assets	133,975,692	128,429,611	128,957,670	0.4%	-3.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	82,211,845	78,407,712	76,142,826	-2.9%	-7.4%
Demand deposits	25,464,114	26,713,043	24,432,718	-8.5%	-4.1%
Saving deposits	22,795,579	23,338,183	24,154,989	3.5%	6.0%
Time deposits	27,171,597	21,205,896	20,785,447	-2.0%	-23.5%
Severance indemnity deposits (CTS)	6,535,695	6,997,706	6,611,956	-5.5%	1.2%
Interest payable	244,860	152,884	157,716	3.2%	-35.6%

BCRP instruments	11,863,340	11,305,771	12,818,751	13.4%	8.1%
Due to banks and correspondents	11,037,594	10,000,688	8,781,396	-12.2%	-20.4%
Bonds and subordinated debt	14,093,864	13,656,079	14,068,175	3.0%	-0.2%
Acceptances outstanding	201,357	264,235	384,783	45.6%	91.1%
Other liabilities (2)	3,046,093	2,410,904	3,555,996	47.5%	16.7%

Total liabilities	122,454,093	116,045,389	115,751,927	-0.3%	-5.5%

Net shareholders' equity	11,362,177	12,242,857	13,062,382	6.7%	15.0%
Capital stock	5,560,671	6,772,966	6,772,966	0.0%	21.8%
Reserves	2,939,044	3,363,356	3,363,356	0.0%	14.4%
Unrealized gains and losses	35,369	(7,241)	48,775	NA	37.9%
Retained earnings	672,147	703,655	703,655	0.0%	4.7%
Income for the year	2,154,946	1,410,121	2,173,630	54.1%	0.9%

Non-controlling interest	159,422	141,365	143,361	1.4%	-10.1%

Total equity	11,521,599	12,384,222	13,205,743	6.6%	14.6%

Total liabilities and net shareholders' equity	133,975,692	128,429,611	128,957,670	0.4%	-3.7%

Off-balance sheet	62,114,812	52,935,640	51,042,498	-3.6%	-17.8%

(1)	Mainly includes intangible assets, other receivable accounts and tax credit.
(2)	Mainly includes other payable accounts.

48

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q15	2Q16	3Q16	QoQ	YoY	Set 15	Set 16	Set 16 / Set 15
Interest income and expense
Interest and dividend income	2,263,961	2,472,793	2,426,776	-1.9%	7.2%	6,584,312	7,247,579	10.1%
Interest expense	(581,108)	(686,004)	(673,374)	-1.8%	15.9%	(1,659,873)	(1,998,290)	20.4%
Net interest income	1,682,853	1,786,789	1,753,402	-1.9%	4.2%	4,924,439	5,249,289	6.6%

Net provision for loan losses	(435,024)	(484,044)	(380,462)	-21.4%	-12.5%	(1,356,844)	(1,301,841)	-4.1%

Non financial income
Fee income	528,404	572,092	557,471	-2.6%	5.5%	1,530,967	1,667,865	8.9%
Net gain on foreign exchange transactions	183,631	172,591	169,546	-1.8%	-7.7%	531,524	500,821	-5.8%
Net gain on sales of securities	(21,327)	27,229	23,172	-14.9%	-208.7%	385,756	53,662	-86.1%
Other	7,150	15,206	27,981	84.0%	291.3%	42,569	71,998	69.1%
Total non financial income,net	697,858	787,118	778,170	-1.1%	11.5%	2,490,816	2,294,346	-7.9%

Operating expenses
Salaries and employees benefits	(545,265)	(607,429)	(569,735)	-6.2%	4.5%	(1,657,114)	(1,746,937)	5.4%
Administrative expenses	(388,842)	(441,136)	(426,981)	-3.2%	9.8%	(1,105,805)	(1,226,220)	10.9%
Depreciation and amortization	(86,842)	(91,690)	(88,187)	-3.8%	1.5%	(255,227)	(265,272)	3.9%
Other	(13,277)	(33,739)	(24,232)	-28.2%	82.5%	(73,592)	(78,918)	7.2%
Total operating expenses	(1,034,226)	(1,173,994)	(1,109,135)	-5.5%	7.2%	(3,091,738)	(3,317,347)	7.3%

Operating income	911,461	915,869	1,041,975	13.8%	14.3%	2,966,673	2,924,447	-1.4%
Translation result	3,511	72,442	(3,033)	-104.2%	-186.4%	9,352	38,964	316.6%
Income taxes	(254,695)	(256,621)	(270,642)	5.5%	6.3%	(865,050)	(777,427)	-10.1%
Non-controlling interest	(4,877)	(2,670)	(4,791)	79.4%	-1.8%	(9,814)	(12,354)	25.9%
Net income continuing operations	655,400	729,020	763,509	4.7%	16.5%	2,101,161	2,173,630	3.4%
Net income discontinuing operations	20,278	(20,830)	-	-	-	53,785	-	-
Net income	675,678	708,190	763,509	7.8%	13.0%	2,154,946	2,173,630	0.9%

49

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q15	2Q16	3Q16	Set 15	Set 16
Profitability
EPS (1)	0.096	0.10	0.108	0.305	0.308
Net interest margin(2)	5.48%	5.75%	5.70%	5.53%	5.55%
ROAA (2)(3)	2.1%	2.1%	2.4%	2.3%	2.2%
ROAE(2)(3)	24.4%	23.7%	24.1%	27.0%	23.0%
No. of outstanding shares (Million)	7,066.35	7,066.35	7,066.35	7,066.35	7,066.35

Quality of loan portfolio
PDL ratio	2.62%	2.99%	2.94%	2.62%	2.94%
NPL ratio	3.46%	3.86%	3.85%	3.46%	3.85%
Coverage of PDLs	163.0%	151.0%	153.5%	163.0%	153.5%
Coverage of NPLs	123.2%	116.8%	117.0%	123.2%	117.0%
Reserves for loan losses as a percentage of total loans	4.3%	4.5%	4.5%	4.3%	4.5%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	42.6%	45.0%	43.7%	43.2%	43.7%
Oper. expenses as a percent. of total income - including all other items	43.4%	45.6%	43.8%	41.7%	44.0%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.2%	3.41%	3.4%	3.2%	3.26%

Capital adequacy (BCP Stand-alone based on Peru GAAP)
Total regulatory capital (S/ Million)	13,475	15,703	15,909	13,475	15,909
Tier 1 capital (S/ Million)	8,968	10,794	10,874	8,968	10,874
Common equity tier 1 ratio	9.0%	10.2%	10.6%	9.0%	10.6%
BIS ratio	13.9%	15.8%	15.6%	13.9%	15.6%

Employees	27,039	27,205	26,677	27,039	26,677

(1) Shares outstanding of 7,066 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

50

11.3	Mibanco

MIBANCO

(In S/ thousands, IFRS )

	Quarter			% change
	3Q15	2Q16	3Q16	QoQ	YoY
ASSETS
Cash and due from banks	1,436,739	962,874	1,015,601	5.5%	-29.3%
Investments available for sale and trading securities	1,433,556	1,671,097	1,813,481	8.5%	26.5%
Total loans	7,648,927	8,244,004	8,455,050	2.6%	10.5%
Current	7,160,243	7,771,118	7,980,339	2.7%	11.5%
Past-due	414,572	385,018	381,154	-1.0%	-8.1%
Refinanced	74,113	87,868	93,557	6.5%	26.2%
Allowance for loan losses	(750,355)	(725,431)	(731,412)	0.8%	-2.5%
Net loans	6,898,572	7,518,573	7,723,638	2.7%	12.0%
Property, plant and equipment, net	236,752	230,721	222,790	-3.4%	-5.9%
Other assets	634,593	571,578	437,225	-23.5%	-31.1%
Total assets	10,640,212	10,954,843	11,212,735	2.4%	5.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,388,253	5,933,981	6,600,601	11.2%	22.5%
Due to banks and correspondents	2,884,839	1,989,301	1,586,927	-20.2%	-45.0%
Bonds ans subordinated debt	742,344	842,164	836,714	-0.6%	12.7%
Other liabilities	334,375	807,363	717,338	-11.2%	114.5%
Total liabilities	9,349,811	9,572,809	9,741,580	1.8%	4.2%

Net shareholders' equity	1,290,400	1,382,034	1,471,156	6.4%	14.0%

Total liabilities and net shareholders' equity	10,640,212	10,954,843	11,212,735	2.4%	5.4%
Net financial income	369,794	394,179	412,265	4.6%	11.5%
Provision for loan losses, net of recoveries	(75,206)	(69,493)	(66,994)	-3.6%	-10.9%
Non financial income	7,600	8,681	9,670	11.4%	27.2%
Operating expenses	(205,566)	(242,282)	(238,328)	-1.6%	15.9%
Operating Income	96,622	91,085	116,614	28.0%	20.7%
Translation results	(257)	(360)	(671)	86.5%	161.2%
Income taxes	(21,972)	(21,268)	(28,339)	33.2%	29.0%
Net income	74,394	69,457	87,604	26.1%	17.8%
L/D ratio	142.0%	138.9%	128.1%	-1080 bps	-1390 bps
Inernal overdue ratio	5.4%	4.7%	4.5%	-20 bps	-90 bps
NPL ratio	6.4%	5.7%	5.6%	-10 bps	-80 bps
Coverage of Internal overdue loans	181.0%	188.4%	191.9%	350 bps	1090 bps
Coverage of NPLs	153.5%	153.4%	154.1%	70 bps	60 bps
ROAE	23.7%	20.7%	24.6%	390 bps	90 bps
ROAE inc, goodwill	21.1%	18.6%	22.3%	370 bps	120 bps
Efficiency ratio	54.0%	59.2%	56.0%	-320 bps	200 bps
Branches (1)	319	324	316	-2.5%	-100.0%
Employees	10,093	10,490	10,222	-2.6%	-100.0%

51

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	Quarter			Change
	3Q15	2Q16	3Q16	QoQ	YoY
ASSETS
Cash and due from banks	1,064,084	1,102,200	1,181,065	7.2%	11.0%
Investments available for sale and trading securities	1,057,642	1,060,803	1,330,320	25.4%	25.8%
Total loans	4,282,821	5,033,204	5,347,992	6.3%	24.9%
Current	4,194,483	4,920,573	5,233,725	6.4%	24.8%
Internal overdue loans	69,260	95,207	94,883	-0.3%	37.0%
Refinanced	19,078	17,425	19,384	11.2%	1.6%
Allowance for loan losses	-160,185	-196,311	-198,130	0.9%	23.7%
Net loans	4,122,636	4,836,894	5,149,862	6.5%	24.9%
Property, plant and equipment, net	39,160	32,546	35,818	10.1%	-8.5%
Other assets	67,898	84,802	81,420	-4.0%	19.9%
Total assets	6,351,419	7,117,245	7,778,486	9.3%	22.5%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,540,968	6,245,188	6,849,565	9.7%	23.6%
Due to banks and correspondents	29,217	27,508	31,020	12.8%	6.2%
Bonds ans subordinated debt	100,016	102,890	105,311	2.4%	5.3%
Other liabilities	150,104	162,352	176,148	8.5%	17.4%
Total liabilities	5,820,305	6,537,937	7,162,044	9.5%	23.1%

Equity	531,114	579,308	616,442	6.4%	16.1%

Total liabilities and net shareholders' equity	6,351,419	7,117,245	7,778,486	9.3%	22.5%

Net interest income	60,746	72,473	76,385	5.4%	25.7%

Provision for loan losses, net of recoveries	-10,339	-17,662	-6,908	-60.9%	-33.2%

Net interest income after provisions	50,407	54,811	69,477	26.8%	37.8%
Non financial income	30,181	31,337	27,450	-12.4%	-9.0%
Operating expenses	-56,573	-55,105	-61,370	11.4%	8.5%
Translation result	-133	-96	-51	-47.0%	-62.0%
Income taxes	-7,548	-10,209	-14,907	46.0%	97.5%
Net income	16,333	20,740	20,599	-0.7%	26.1%
L/D ratio	77.3%	80.6%	78.1%	-251 bps	79 bps
Internal overdue ratio	1.62%	1.89%	1.77%	-12 bps	15 bps
NPL ratio	2.06%	2.24%	2.14%	-10 bps	8 bps
Coverage of internal overdue ratio	231.3%	206.2%	208.8%	263 bps	-2246 bps
Coverage of NPLs	181.3%	174.3%	173.4%	-90 bps	-794 bps
Efficiency ratio	63.9%	54.8%	55.9%	103 bps	-808 bps
ROAE	12.5%	14.5%	13.8%	-72 bps	125 bps
Branches	47	47	49	0	1
Agentes	51	94	97	-9	1
ATMs	257	260	261	5	11
Employees	1,702	1,679	1,734	-6	59

52

11.5	Credicorp Capital

Credicorp Capital	Quarter			% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY
Net interest income	788	13,498	-9,700	-171.9%	-1331.0%
Non-financial income	106,204	127,192	143,333	12.7%	35.0%
Fee income	80,722	94,628	88,247	-6.7%	9.3%
Net gain on foreign exchange transactions	9,868	5,568	11,307	103.1%	14.6%
Net gain on sales of securities	14,497	24,843	42,831	72.4%	195.4%
Other income	1,117	2,153	948	-56.0%	-15.1%
Operating expenses (1)	-85,946	-100,580	-107,797	7.2%	25.4%
Operating income	21,046	40,110	25,836	-35.6%	22.8%
Income taxes	-6,379	-10,301	-3,620	-64.9%	-43.3%
Translation results	-734	-218	187	-185.8%	-125.5%
Non-controlling interest (2)	-2,490	-3,224	-3,224	0.0%	29.5%
Net income	11,443	26,367	19,179	-27.3%	67.6%

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

53

11.6	Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	3Q15	2Q16	3Q16	QoQ	YoY
Total loans	897.2	909.5	964.6	6.1%	7.5%
Total investments	873.7	872.5	880.1	0.9%	0.7%
Total assets	1,997.2	1,974.8	2,053.3	4.0%	2.8%
Total deposits	1,660.9	1,685.1	1,773.7	5.3%	6.8%
Net shareholder's equity	205.8	234.5	255.6	9.0%	24.2%
Net income	26.1	14.5	16.9	16.8%	-35.1%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	3Q15	2Q16	3Q16	QoQ	YoY
Due from banks	157	149	173	16.4%	10.3%
Total loans	897	910	965	6.1%	7.5%
Investments	778	827	833	0.7%	7.1%
Total interest earning assets	1,832	1,885	1,971	4.5%	7.6%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	3Q15	2Q16	3Q16	QoQ	YoY
Deposits	1,661	1,685	1,774	5.3%	6.8%
Borrowed Funds	86	15	0	-100.0%	-100.0%
Other liabilities	45	40	24	-40.4%	-46.4%
Total liabilities	1,791	1,740	1,798	3.3%	0.4%

54

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of September 2016

55

11.7	Grupo Pacifico

GRUPO PACÍFICO *

(S/ in thousands)

	Quarter			% change
	3Q15	2Q16	3Q16	QoQ	YoY
Balance
Total assets	8,816,211	9,940,238	10,453,470	5.2%	18.6%
Invesment on securities (1)	6,443,018	7,221,832	7,598,343	5.2%	17.9%
Technical reserves	6,016,438	6,527,028	6,754,917	3.5%	12.3%
Net equity	1,605,360	2,242,417	2,431,271	8.4%	51.4%
Quarterly income statement
Net earned premiums	439,480	461,628	477,366	3.4%	8.6%
Net claims	265,647	265,815	271,591	2.2%	2.2%
Net fees	102,713	108,884	118,363	8.7%	15.2%
Net underwriting expenses	14,531	8,452	9,894	17.1%	-31.9%
Underwriting result before Medical services	56,588	78,477	77,519	-1.2%	37.0%

Net financial income	81,792	108,796	113,848	4.6%	39.2%

Operating expenses	90,406	95,868	100,784	5.1%	11.5%

Other income	4,577	5,288	6,258	18.3%	36.7%
Traslations results	478	-2,088	1,373	-165.8%	187.3%
Gain (loss) from Grupo Pacífico and Banmédica agreement	3,172	891	4,136	364.5%	30.4%
Income tax	7,026	11,031	13,921	26.2%	98.1%

Income before minority interest	49,176	84,464	88,430	4.7%	79.8%
Non-controlling interest	5,167	9,199	8,289	-9.9%	60.4%

Net income	44,008	75,265	80,140	6.5%	82.1%
Ratios
Ceded	17.4%	18.7%	19.6%	90 bps	220 bps
Loss ratio(2)	60.4%	57.6%	56.9%	-70 bps	-350 bps
Fees + underwriting expenses, net / net earned premiums	26.7%	25.4%	26.9%	150 bps	20 bps
Underwriting results / net earned premiums	12.9%	17.0%	16.2%	-80 bps	330 bps
Operating expenses / net earned premiums	20.6%	20.8%	21.1%	30 bps	50 bps
ROAE (3)(4)	10.5%	14.4%	13.7%	-70 bps	320 bps
Return on written premiums	6.1%	11.2%	11.4%	20 bps	530 bps
Combined ratio of P&C(5)	92.9%	88.8%	88.0%	-80 bps	-490 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to participate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

ii)	corporate health insurance for payroll employees; and

iii)	medical services.

56

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(Soles in thousands)

	Quarter			% change
	3Q15	2Q16	3Q16	QoQ	YoY
Results
Net earned premiums	211,687	214,537	223,533	4.2%	5.6%
Net claims	-181,196	-183,864	-189,433	3.0%	4.5%
Net fees	-9,625	-9,593	-10,467	9.1%	8.7%
Net underwriting expenses	-2,906	-2,992	-3,088	3.2%	6.3%
Underwriting result	17,960	18,087	20,545	13.6%	14.4%

Net financial income	942	1,365	1,348	-1.3%	43.1%
Operating expenses	-15,559	-16,707	-16,629	-0.5%	6.9%
Other income	235	362	852	135.0%	261.7%
Traslations results	328	-63	-30	-51.7%	-109.2%
Income tax	-50	-931	-1,940	108.3%	N/A

Net income before Medical services	3,857	2,114	4,145	96.1%	7.5%

Net income of Medical services	9,280	11,090	12,020	8.4%	29.5%

Net income	13,137	13,204	16,164	22.4%	23.0%

57

11.8	Prima AFP

Main financial indicators	Quarter			% change		YTD		% change
S/ 000	3Q15	2Q16	3Q16	QoQ	YoY	Sep 15	Sep 16	Sep 16 / Sep 15
Total assets	808,888	760,382	842,608	10.8%	4.2%	808,888	842,608	4.2%
Total liabilities	276,854	245,468	268,026	9.2%	-3.2%	276,854	268,026	-3.2%
Net shareholders' equity	532,035	514,914	574,583	11.6%	8.0%	532,035	574,583	8.0%
Income from commissions	100,148	101,314	101,776	0.5%	1.6%	301,913	304,020	0.7%
Administrative and sale expenses	(36,690)	(39,313)	(37,493)	-4.6%	2.2%	-114,908	-117,196	2.0%
Depreciation and amortization	(4,773)	(5,204)	(5,370)	3.2%	12.5%	-14,395	-15,566	8.1%
Operating income	58,686	56,797	58,913	3.7%	0.4%	172,610	171,258	-0.8%
Other income and expenses, net	(393)	(604)	(791)	30.9%	101.3%	-576	-471	-18.2%
Income tax	(18,136)	(16,053)	(16,410)	2.2%	-9.5%	-49,096	-48,627	-1.0%
Net income before translation results	40,157	40,140	41,712	3.9%	3.9%	122,938	122,160	-0.6%
Translations results	(82)	(295)	127	-143.2%	-254.9%	760	-706	-192.8%
Net income	40,074	39,846	41,840	5.0%	4.4%	123,699	121,455	-1.8%
ROAE (1)	30.8%	32.6%	30.7%

(1) Net shareholders' equity includes unrealized gains from Prima’s investment portfolio.

Funds under management

Funds under management	Jun 16	% share	Sep 16	% share
Fund 0	225	0.5%	275	0.6%
Fund 1	5,276	12.8%	5,155	11.8%
Fund 2	28,451	69.1%	30,466	69.9%
Fund 3	7,214	17.5%	7,695	17.7%
Total S/ millions	41,165	100%	43,592	100%

Source: SBS.

Nominal profitability over the last 12 months

	Jun 16 / Jun 15	Sep 16 / Sep 15
Fund 0	-	-
Fund 1	6.0%	14.0%
Fund 2	4.0%	16.0%
Fund 3	-1.7%	15.7%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee

Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	2Q16	2Q16	2Q16	3Q16	3Q16	3Q16
Affiliates	1,458,616	6,103,073	23.9%	1,462,835	6,181,379	23.7%
New affiliations (1)	4	75,888	0.0%	-	83,497	0.0%
Funds under management (S/ millions)	41,165	129,627	31.8%	43,592	136,684	31.9%
Collections (S/ millions) (1)	742	2,353	31.5%	736	2,368	31.1%
Voluntary contributions (S/ millions)	282	634	44.5%	404	840	48.1%
RAM (S/ millions) (2)	2,143	6,786	31.6%	2,123	6,842	31.0%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

58

11.9 Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income/ Average* Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	[Interest on loans–(Interest expense x (Average* total loans /Average interest earning assets))] x 4/Average total loans

Funding cost	Annualized interest expense / Average* of total liabilities

Return on average assets (ROAA)	Annualized net income / Average* assets

Return on average equity (ROAE)	Annualized net income / Average* net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Total loans

Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans

Coverage ratio of internal overdue loans	Allowance for loan losses / Internal overdue loans

Coverage ratio of non – performing loans	Allowance for loan losses / Non-performing loans

Cost of risk	Annualized net provisions for loan losses / Total loans

Insurance
Combined Ratio of P&C	(Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

Loss Ratio	Net Claims / Net Earned Premiums

Underwriting Result / Net Earned Premium	(Net Earned Premiums - Net Claims - Acquisition Cost) / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net premiums earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / Average* total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk-weighted assets

Tier 1 ratio	Tier 1 / Risk-weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + retained earnings + unrealized gains.

(1) Averages are determined as the average of period-beginning and period-ending balances.

59